Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Telmex Internacional, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telmex Internacional, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, their consolidated cash flows for each of the two years in the period ended December 31, 2009 and consolidated changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 19 to the consolidated financial statements).

As discussed in Note 2(z) to the financial statements, as of January 1, 2009, the Company adopted the new Mexican Financial Reporting Standard B-8, Consolidated and Combined Financial Statements, with the effects described therein. Also, as discussed in Note 2 to the financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation; B-15, Foreign Currency Translation; and B-2, Statement of Cash Flows, with the effects described therein.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 2c)

	December 31,
	2009		2008
Assets
Current assets:
Cash and cash equivalents	P.	10,699,224	P.	7,510,575
Accounts receivable, net (Note 3)		20,462,805		20,290,321
Related parties (Note 4)		4,000,119		2,465,259
Inventories for sale		675,859		1,976,925
Prepaid expenses and other current assets		2,346,295		2,503,554

Total current assets		38,184,302		34,746,634

Plant, property and equipment, net (Note 6)		80,123,766		58,479,225
Inventories for operation of the telephone plant, net		4,000,775		4,178,872
Licenses, trademarks and prepaid indefeasible rights of use, net (Note 7)		14,556,572		6,071,282
Equity investments (Note 5)		16,766,564		11,193,739
Deferred taxes (Note 16)		6,098,449		5,703,932
Goodwill, net (Note 5)		14,399,481		11,006,692
Other non-current assets		170,828		132,888

Total assets	P.	174,300,737	P.	131,513,264

Liabilities and Stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	12,667,266	P.	14,727,645
Accounts payable and accrued liabilities (Note 12)		15,966,673		14,182,719
Related parties (Note 4)		3,320,070		2,227,341
Taxes payable		468,842		264,457
Deferred credits (Note 11)		4,494,451		4,009,739
Employee benefits (Note 14)		1,522,305		1,223,828

Total current liabilities		38,439,607		36,635,729

Long-term debt (Note 8)		21,310,434		10,894,623
Employee benefits (Note 14)		2,778,593		2,285,105
Deferred credits long-term (Note 11)		4,991,473		—
Deferred taxes (Note 16)		7,295,658		1,572,557

Total liabilities		74,815,765		51,388,014

Stockholders’ equity (Note 15):
Capital stock		16,977,642		17,172,810
Other capital contributions		38,037,900		38,037,900
Retained earnings:
Prior years		11,215,607		11,518,574
Current year		9,104,501		5,535,476

		20,320,108		17,054,050
Accumulated other comprehensive income items (Note 2r)		20,400,517		5,531,032

Majority stockholders’ equity		95,736,167		77,795,792
Non-controlling interest		3,748,805		2,329,458

Total stockholders’ equity		99,484,972		80,125,250

Total liabilities and stockholders’ equity	P.	174,300,737	P.	131,513,264

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, see Note 2c)

	Year ended December 31,
	2009		2008		2007
Operating revenues:
Domestic long-distance service	P.	31,514,115	P.	28,298,510	P.	27,083,640
Corporate networks		21,744,480		16,757,327		15,390,235
Local service		15,255,365		10,593,515		7,873,585
Yellow pages		4,930,218		5,518,778		5,638,733
Internet access services		8,017,708		5,496,491		4,381,169
International long-distance service		3,362,373		3,294,264		3,604,967
Pay television		5,354,872		3,202,715		1,043,879
Other		2,360,955		2,843,141		2,743,963

		92,540,086		76,004,741		67,760,171

Operating costs and expenses:
Transport and interconnection		32,725,808		26,925,068		23,649,023
Cost of sales and services		15,695,224		12,047,733		9,802,648
Commercial, administrative and general expenses		21,540,979		19,141,283		16,207,483
Depreciation and amortization (Notes 6 and 7) (includes P. 9,406,928 in 2009, P. 7,247,610 in 2008 and P. 6,285,879 in 2007, not included in the cost of sales and services)		11,526,288		8,967,605		7,770,805

		81,488,299		67,081,689		57,429,959

Operating income		11,051,787		8,923,052		10,330,212

Other expense, net		47,973		102,434		242,692
Financing cost:
Interest income		(1,085,044)		(1,265,849)		(1,216,707)
Interest expense		2,365,641		1,508,463		1,630,535
Exchange (gain) loss, net		(2,372,766)		1,878,262		3,107
Monetary gain, net		—		—		(140,781)

		(1,092,169)		2,120,876		276,154
Equity interest in net income of affiliates		1,889,386		190,519		689,075

Income before income tax		13,985,369		6,890,261		10,500,441
Income tax (Note 16)		4,422,481		1,259,333		3,486,763

Net income	P.	9,562,888	P.	5,630,928	P.	7,013,678

Distribution of net income:
Majority interest	P.	9,104,501	P.	5,535,476	P.	6,463,834
Non-controlling interest		458,387		95,452		549,844

	P.	9,562,888	P.	5,630,928	P.	7,013,678

Weighted average number of shares issued and outstanding (millions)		18,157		18,596		19,766

Earnings per share	P.	0.50	P.	0.30	P.	0.33

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Parent investment		Capital stock		Other capital contributions		Retained earnings		Accumulated other comprehensive income items		Total majority stockholders’ equity		Non-controlling interest		Comprehensive income		Total stockholders’ equity
Balance at December 31, 2006	P.	35,620,168	P.	—	P.	—	P.	11,885,458	P.	10,715,509	P.	58,221,135	P.	3,475,639	P.	—	P.	61,696,774
Increase in parent investment		19,990,005										19,990,005						19,990,005
Effect of split-up		(55,610,173)		17,828,563		37,781,610						—						—
Cash dividend paid to non-controlling interest in subsidiary												—		(122,703)				(122,703)
Acquisition of non-controlling interest								9,414				9,414		(388,348)				(378,934)
Gain on dilution of investment in affiliate								1,840,815				1,840,815						1,840,815
Comprehensive income:
Net income of the year								6,463,834				6,463,834		549,844	P.	7,013,678		7,013,678
Other comprehensive income items:
Effect of translation of foreign entities										652,182		652,182		70,482		722,664		722,664
Effect of labor obligations, net of deferred taxes										(33,610)		(33,610)				(33,610)		(33,610)
Deficit from holding non-monetary assets, net of deferred taxes										(4,251,420)		(4,251,420)		(943,013)		(5,194,433)		(5,194,433)

Comprehensive income															P.	2,508,299

Balance at December 31, 2007		—		17,828,563		37,781,610		20,199,521		7,082,661		82,892,355		2,641,901				85,534,256
Effect of adopting Mexican FRS B-10, net of deferred taxes								(2,048,626)		2,048,626								—
Effect of adopting Mexican FRS D-3										75,360		75,360						75,360
Dividend declared								(2,786,482)				(2,786,482)						(2,786,482)
Cash purchase of Company’s own shares				(655,753)		256,290		(3,845,839)				(4,245,302)						(4,245,302)
Cash dividends paid to non-controlling interest in subsidiary														(195,208)				(195,208)
Comprehensive income:
Net income of the year								5,535,476				5,535,476		95,452	P.	5,630,928		5,630,928
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										(3,675,615)		(3,675,615)		(212,687)		(3,888,302)		(3,888,302)

Comprehensive income															P.	1,742,626

Balance at December 31, 2008 (Note 15)		—		17,172,810		38,037,900		17,054,050		5,531,032		77,795,792		2,329,458				80,125,250
Dividend declared								(3,098,073)				(3,098,073)						(3,098,073)
Cash purchase of Company’s own shares				(195,168)				(2,294,732)				(2,489,900)						(2,489,900)
Cash dividends paid to non-controlling interest in subsidiary														(52,291)				(52,291)
Transaction between entities under common control								(445,638)				(445,638)		221,011				(224,627)
Comprehensive income:
Net income of the year								9,104,501				9,104,501		458,387	P.	9,562,888		9,562,888
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										14,869,485		14,869,485		792,240		15,661,725		15,661,725

Comprehensive income															P.	25,224,613

Balance at December 31, 2009 (Note 15)	P.	—	P.	16,977,642	P.	38,037,900	P.	20,320,108	P.	20,400,517	P.	95,736,167	P.	3,748,805			P.	99,484,972

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009		2008
Operating activities
Income before income tax	P.	13,985,369	P.	6,890,261
Items not requiring the use of cash:
Depreciation and amortization		11,526,288		8,967,605
Net period cost of labor obligations		39,243		48,611
Exchange (gain) loss, net		(2,566,789)		1,556,944
Accrued interest expense		2,365,641		1,508,463
Equity interest in net income of affiliates		(1,889,386)		(190,519)
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		84,757		(2,821,747)
Inventories for sale		1,006,697		(959,703)
Other accounts receivable and other assets		1,791,488		1,915,543
(Decrease) increase in:
Accounts payable and accrued liabilities		(747,500)		(910,213)
Other liabilities		(2,441,721)		(279,560)
Income tax paid		(3,468,314)		(1,627,237)
Benefits paid to employees		39,035		(21,810)

Net cash flow provided by operating activities		19,724,808		14,076,638

Investing activities
Acquisition of property, plant and equipment		(15,818,370)		(18,317,821)
Investment in intangibles		(2,369,349)		(1,510,908)
Investment in affiliated company		(156,401)		(200,600)
Acquisition of companies		(324,910)		(507,340)

Net cash flow used in investing activities		(18,669,030)		(20,536,669)

Net cash flow before financing activities		1,055,778		(6,460,031)

Financing activities
New loans		28,093,304		12,812,577
Repayment of loans		(20,196,990)		(6,583,944)
Derivative financial instruments		571,348		(528,868)
Dividends paid		(3,000,328)		(2,786,482)
Interest paid		(1,976,135)		(1,488,959)
Dividend paid to non-controlling stockholders in subsidiary		(21,628)		(195,208)
Acquisition of non-controlling interest		(106,250)		—
Repurchase of shares		(2,489,900)		(4,245,302)

Net cash flow generated (used) in financing activities		873,421		(3,016,186)

Net increase (decrease) in cash and cash equivalents		1,929,199		(9,476,217)
Effect of changes in cash and cash equivalents value		1,259,450		(281,011)
Cash and cash equivalents at beginning of year		7,510,575		17,267,803

Cash and cash equivalents at end of year	P.	10,699,224	P.	7,510,575

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31, 2007
Operating activities
Net income	P.	7,013,678
Add (deduct) items not requiring the use of resources:
Depreciation		6,436,751
Amortization		1,334,054
Deferred taxes		1,430,443
Equity interest in net income of affiliates		(689,075)
Net period cost of labor obligations		145,575

		15,671,426
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		2,032,933
Related parties, net		(981,293)
Inventories for sale		(939,106)
Prepaid expenses and others		(427,157)
Decrease in:
Labor obligations:
Contributions to trust fund		(338)
Payments to employees		(13,184)
Accounts payable and accrued liabilities		(414,034)
Taxes payable		(408,691)
Deferred credits		(26,628)

Resources provided by operating activities		14,493,928

Financing activities
New loans		5,280,218
Repayment of loans		(3,771,268)
Effect of exchange rate fluctuation and variance in re-expression of debt to constant pesos		(3,816,533)
Increase in holding company investment		19,990,005
Cash dividend paid to non-controlling stockholders in subsidiaries		(147,979)

Resources provided by financing activities		17,534,443

Investing activities
Plant, property and equipment		(12,180,470)
Licenses and trademarks		(849,763)
Inventories for operation of the telephone plant		(623,430)
Subsidiaries and affiliated companies, net		(8,364,691)
Initial balance of cash investments in subsidiaries		352,276

Resources used in investing activities		(21,666,078)

Net increase in cash and cash equivalents		10,362,293
Cash and cash equivalents at beginning of year		6,905,510

Cash and cash equivalents at end of year	P.	17,267,803

The accompanying notes are an integral part of this financial statement.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

1. Incorporation and Description of the Business

a) Incorporation

Telmex Internacional, S.A.B. de C.V. and subsidiaries (collectively the Company or Telmex Internacional) was incorporated under Mexican law on December 26, 2007 as a result of the split-up of Teléfonos de México, S.A.B. de C.V. (Telmex), at which time each of the holders of Telmex’s shares became the owner of an equal number of Telmex Internacional’s shares of the corresponding class. Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) holds the majority of the Company’s voting shares (71.6% as of December 31, 2009).

The split-up of the entities comprising Telmex Internacional, S.A.B. de C.V. and its subsidiaries was approved by Telmex’s stockholders at the extraordinary stockholders’ meeting held on December 21, 2007. On December 26, 2007, Telmex contributed all of the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Telmex’s former subholding company) to Telmex Internacional. The split-up was implemented using a procedure under Mexican corporate law called escision or split-up.

All of the entities that comprise Telmex Internacional have been operating on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the split-up entities prior to the split-up were charged to each entity.

Ongoing relationships between Telmex and Telmex Internacional after the split-up are limited to: i) ordinary commercial relationships arising in the normal course of business; ii) agreements relating to the execution of the split-up such as indemnification, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the split-up and similar matters; and iii) administrative service agreements. Telmex provides Telmex Internacional these services at a fixed price based on the specific costs plus a percentage.

Prior to its incorporation, the operations of Telmex Internacional were conducted through subsidiaries of Telmex. The accompanying financial statements for these periods are presented on a consolidated basis prepared from Telmex’s historical accounting records, and include the historical operations of the entities transferred to Telmex Internacional by Telmex in the split-up. Telmex and its subsidiaries’ net investment in Telmex Internacional and its subsidiaries have been included in these financial statements at Telmex’s cost plus its equity in the undistributed earnings or losses of the contributed entities.

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional’s controlling stockholder) to acquire 100% of Carso Global Telecom, through which América Móvil would acquire indirectly 59.4% of the outstanding shares of Telmex and 60.7% of the outstanding shares of Telmex Internacional. América Móvil also announced its intention to file an offering for the exchange or purchase of all of Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, América Móvil has indicated that it intends to delist both Carso Global Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

On February 11, 2010 the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized América Móvil to carry out an offer to purchase all outstanding shares of Carso Global Telecom with a reciprocal subscription of América Móvil’s shares, and an offer to purchase all outstanding shares of Telmex Internacional, with a reciprocal subscription of América Móvil’s shares.

b) Description of the Business

Telmex Internacional is engaged in providing a wide range of telecommunications services, including voice, data and video transmission, internet access, subscription television and integrated telecommunications solutions through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay, as well as services related to yellow pages directories in Mexico, the United States, Colombia, Argentina and Peru.

An analysis of the principal subsidiaries and affiliated companies at December 31, 2009, 2008 and 2007 follows:

		% equity interest at December 31
Company	Country	2009		2008		2007
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Consertel)	Mexico	100.0%		100.0%		100.0%
Soporte de Servicios Integrales, S.A. de C.V.	Mexico	100.0		100.0		—
Latam Servicios Integrales, S.A. de C.V.	Mexico	100.0		100.0		—
Soporte Comercial de Latam Negocios, S.A. de C.V.	Mexico	100.0		100.0		—
Contenido Cultural y Educativo, S.A. de C.V.	Mexico	100.0	(1)	—		—
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0		100.0
Sección Amarilla USA, LLC (SAUSA)	U.S.A.	100.0		80.0		80.0
Embratel Participações, S.A. (Embrapar)	Brazil	98.1		98.0		98.0
Empresa Brasileira de Telecomunicações S.A. (Embratel)	Brazil	97.3		97.2		97.0
Star One, S.A.	Brazil	77.8		77.8		77.6
Primesys Soluçoes Empresariais, S.A.	Brazil	97.3		97.2		97.0
Vésper S.A.	Brazil	—	(2)	—	(2)	97.0
Vésper São Paulo, S.A.	Brazil	—	(2)	—	(2)	97.0
Telmex do Brasil Ltda.	Brazil	98.1		98.0		98.0
Metrored Holdings, S.R.L. (formerly MetroRed Telecomunicaciones S.R.L.)	Argentina	96.1		95.7		95.0
Telmex Argentina, S.A.	Argentina	96.7	(3)	96.4	(3)	95.3	(3)
Ertach, S.A.	Argentina	96.9	(4)	96.8	(4)	95.1	(4)
Telmex Chile Holding, S.A.	Chile	100.0		100.0		100.0
Telmex Corp S.A. (formerly Chilesat Corp S.A.)	Chile	99.7		99.7		99.7
Telmex TV, S.A.	Chile	100.0		100.0		100.0
Superview Telecomunicaciones, S.A.	Colombia	99.6		99.6		99.6
Telmex Colombia, S.A.	Colombia	100.0	(5)	100.0		100.0
Network and Operation, S.A.	Colombia	100.0		100.0		100.0
The Now Operation, S.A.	Colombia	100.0		100.0		100.0
Megacanales, S.A.	Colombia	100.0		100.0		100.0
Cablecaribe, S.A.	Colombia	100.0		100.0		100.0
New Dinamic Company, S.A.	Colombia	100.0		100.0		—
Telmex Perú, S.A.	Peru	100.0		100.0		100.0
Boga Comunicaciones, S.A.	Peru	—	(6)	—	(6)	100.0
Ecuador Telecom, S.A. (Ecutel)	Ecuador	100.0		100.0		100.0
Telstar, S.A.	Uruguay	100.0		100.0		100.0

Affiliated companies:
Net Serviços de Comunicação S.A. (Net)	Brazil	34.6	%(7)	34.6	%(7)	34.4	%(7)
Eidon Software, S.A. de C.V.	Mexico	51.0	(1)	—		—

(1)	Companies acquired in 2009 (see Note 5).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

(2)	On February 29, 2008, these companies were merged into Embratel.
(3)	Corresponds to the indirect equity interest of Telmex Internacional in Telmex Argentina; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Telmex Argentina, S.A. is 100%.
(4)	Corresponds to the indirect equity interest of Telmex Internacional in Ertach; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Ertach is 100%.
(5)	On September 21, 2009 Telmex Hogar, S.A. was merged into Telmex Colombia, S.A.
(6)	On February 1, 2008, Boga Comunicaciones was merged into Telmex Perú.
(7)	Corresponds to the direct and indirect equity interest of Telmex Internacional in Net; the direct and indirect equity interest of Embratel Participações S.A. in Net at December 31, 2009 and 2008 is 35.3% (35.1% in 2007).

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the Telmex Internacional local network and data transmission to corporate networks, internet access, cable and satellite television and published and on-line telephone directories. Other revenues are obtained from the sale of telephone equipment principally.

Empresa Brasileira de Telecomunicações S.A. (Embratel) is the Company’s most significant subsidiary. Embratel provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

Under the terms of telecommunications concessions in Brazil for domestic and international long-distance services starting January 1, 2006, Embratel obtained from the Federal Government a renewal for a 20-year term concession. The cost of this license is based on 2% of the total annual revenues from switched telephone service of the year prior to when the license payment is due, net of taxes and social contributions, and is paid on a bi-annual basis. For the years ended December 31, 2009, 2008 and 2007, the cost was P. 319,981, P. 282,314 and P. 251,364, respectively, and is included in cost of sales and services. The satellite licenses are in effect through December 31, 2025, and the related license costs are paid by Star One based on a fixed annual payment of approximately P. 13.0 million. Both concessions may be renewed upon expiration.

Additionally, Telmex Internacional, in other countries, has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (long distance, fixed-line telephony, satellite service and cable television) in the countries in which the Company has presence, except for in the U.S. These licenses will expire on various dates between the years 2011 and 2025.

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the number of channels in operation.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

On March 2, 2010, the Company’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

2. Significant Accounting Policies

The principal accounting policies followed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (Mexican FRS), are described below:

a) Basis of consolidation and equity method

The consolidated financial statements include the accounts of Telmex Internacional, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements of the subsidiaries have been prepared for the same reporting period and following the same accounting policies as those of the Company. All companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the month following the date of acquisition, and cease to be consolidated when the Company no longer has control over the subsidiary.

The equity method of accounting is used for investments in affiliated companies over which the Company exercises significant influence. This accounting method consists in general terms of recognizing the Company’s proportionate share in the net income and the stockholders’ equity of the investee after their conversion to Mexican Financial Reporting Standards (see Note 5).

The gains and losses arising from issuances by investees of their own stock are recognized in stockholders’ equity.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the outstanding shares.

b) Translation of financial statements of foreign subsidiaries and affiliates

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Beginning January 1, 2008, the Company adopted B-15 Foreign Currency Translation, which incorporates the concepts of recording currency, functional currency and reporting currency, and eliminates the concepts of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company’s foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency. The application of the changes of this standard resulted in a decrease in the translation of foreign entities for 2008 of approximately P. 410,000. After the adoption, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in their functional currency are translated as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ii) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) revenues, costs and expenses are translated using the weighted average exchange rates;

iv) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in stockholders’ equity as part of the caption Accumulated other comprehensive income items; and

v) the statement of cash flows was translated using the weighted average exchange rate and the effect of exchange rate changes on cash balances is separately presented in the statement of cash flows under the caption Effect of exchange rate fluctuations on cash flows.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant monetary values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities were translated at the prevailing exchange rate at year-end;

ii) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and was included in stockholders’ equity as part of the caption Accumulated other comprehensive income items.

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered cash items requiring the use of resources.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, and upon adoption, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss of the Mexican subsidiaries at the time the provisions of Bulletin B-10 were first applied, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item is included in stockholders’ equity under the Accumulated other comprehensive income items caption. In conformity with Mexican FRS B-10, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings in 2008.

The net monetary position gain (loss) shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption Financing cost.

d) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, and other service charges to subscribers.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the rates authorized by the relevant regulatory bodies of each country. Revenues from international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues and expenses resulting from the sale of advertising in the telephone directory are recognized ratably over the period the directory is in circulation, typically twelve months. Revenues from the sale of equipment are recorded when products are delivered.

Subscription television revenue includes fees from the subscription service, connection fees, and pay-per-view services. Revenue is recorded in the month the services are provided.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Revenues related to the sale of capacity to the affiliate NET, under a long-term indefeasible rights of use agreement, is recognized on a straight line basis over the five-year term.

e) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

f) Cash and cash equivalents

Cash and cash equivalents consist principally of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate and interest rate fluctuations, the Company utilizes cross-currency interest rate swaps to fix exchange rates and interest rates on foreign-currency denominated debt being hedged; however, the Company does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions, with which the Company has entered into the related agreements. The Company uses the fair values obtained from the financial institutions, as a reference to establish the basis for recognition of the derivative instruments. Changes in the fair value of derivatives are recognized in the income statement.

h) Allowance for doubtful accounts

The allowance for doubtful accounts is computed using a statistical analysis based on the Company’s past experience, current delinquencies and economic trends. With respect to accounts due from operators, the Company makes individual estimates that reflect its evaluation of pending disputes over amounts owed.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

i) Inventories

Inventories for sale are valued using the average cost method and, through December 31, 2007, they were restated for inflation based on the National Consumer Price Index of each country. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued using the average cost method and, through December 31, 2007, were restated for inflation on the basis of specific indexes. The carrying value of inventories is not in excess of their net realizable value.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

j) Plant, property and equipment

Beginning January 1, 2008 plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment acquired abroad were initially recorded at acquisition cost and were then restated for inflation based on the NCPI of each country, and acquisitions of imported telephone plant and equipment were restated based on the rate of inflation of its country of origin and the prevailing exchange rate at the balance sheet date.

At December 31, 2007, approximately 74% of the value of the plant, property and equipment was restated for inflation using specific indexation factors.

Depreciation is computed on the assets’ carrying values using the straight-line method, based on the estimated useful lives of the related assets (see Note 6).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

k) Leases

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

l) Licenses, Trademarks and Prepaid Indefeasible Rights of Use (IRU)

The Company recognizes licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country. The amortization period is based on the terms of the licenses, which range from 5 to 29 years (see Note 7).

The Company recognizes trademarks at their estimated fair values at the time of their acquisition. Through December 31, 2007, trademarks were restated based on the rate of inflation of each country. The amortization is calculated using the straight-line method over periods ranging from one to ten years (see Note 7).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company recognizes prepaid indefeasible rights of use (IRU) at acquisition cost. The amortization is calculated using the straight-line method based on the terms of the agreements, which is 5 years.

The carrying value of intangible assets with defined useful lives is reviewed whenever there are indications of impairment in the value of such assets. When there are indications of impairment in the value of intangible assets, the related loss is determined based on the recoverable values of the related assets, which is defined as the higher of the asset’s net selling price or its value in use computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use, and intangible assets with defined useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

During the years ended December 31, 2009, 2008 and 2007, no impairment losses in the carrying amount of licenses, trademarks and prepaid rights of use have been recognized.

m) Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interests is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to annual impairment tests, or whenever there are indicators of impairment, and adjusted for any impairment loss that may be determined (see Note 5). Effective January 1, 2009, the Company adopted the changes in Mexican FRS B-8 Consolidated and Combined Financial Statements, in accordance with these changes, the goodwill is “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates. As a result of this adoption, the Company record an effect in goodwill and effect of translation of foreign entities of P. 3,388,371.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recoverable value. Telmex Internacional determines the recoverable value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the goodwill is identified, by the average of the appropriate discount rates used in the determination of the present value of cash flows from the cash generating unit.

For the years ended December 31, 2009, 2008 and 2007, there was no impairment in the Company’s goodwill.

n) Provisions

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

o) Employee benefits

The cost of pension benefits, seniority premiums, the medical assistance plan and legal termination payments (dismissals) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 14).

Contributions by the Company to the defined contribution plan are recognized as an expense.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations at December 31, 2007 is being amortized over a maximum period of five years. Prior to December 31, 2007, the transition liability was being amortized using the straight-line method over the estimated remaining working lifetime of Telmex Internacional’s employees. Prior service costs and actuarial gains and losses are being amortized over the estimated average remaining working lifetime of the Company’s employees (see Note 14).

The Company recognizes an accrual for the costs of paid absences, such as vacation time, based on the accrual method.

p) Employee profit sharing

Current-year and deferred employee profit sharing is included in Other expenses, net in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the book and tax values of all assets and liabilities. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, only when there was an indication that the related liability or asset would be realized in the future.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

q) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the conversion of foreign currency denominated balances at the balance sheet date, are charged or credited to results of operations.

See Note 13 for the Company’s consolidated foreign currency position as of December 31, 2009 and 2008, and the exchange rates used to translate foreign currency denominated balances.

r) Comprehensive income

Comprehensive income consists of the net income for the year, the effects of the translation of the financial statements of foreign entities, the changes in the result from holding non-monetary assets (prior to 2008), the effect of labor obligations (prior to 2008) and the deferred taxes related to those items.

Accumulated other comprehensive income items as of December 31, 2009, 2008 and 2007, are comprised of the following:

	2009		2008		2007
Effect of translation of foreign entities	P.	28,334,052	P.	7,707,843	P.	9,206,647
Deferred taxes		(7,933,535)		(2,176,811)		173,551
Deficit from re-expression of stockholders’ equity		—		—		(2,222,177)
Labor obligations		—		—		(75,360)

	P.	20,400,517	P.	5,531,032	P.	7,082,661

s) Income taxes

Deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

As a result of the adoption of Mexican FRS B-10, as of January 1, 2008, the financial statement amounts are no longer adjusted for the effects of inflation. However, for income tax purposes the Company continues to recognize the effects of inflation on its reported taxable income as required by current Mexican tax legislation, as well as for determining its deferred income taxes.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

t) Income statement presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margins.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

u) Statement of Cash Flows

Effective January 1, 2008, the Company adopted Mexican FRS B-2 Statement of Cash Flows, which replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements is that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows first presents income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position for the year ended December 31, 2007.

v) Earnings per share

Earnings per share are determined by dividing net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

For the year ended December 31, 2007, earnings per share have been determined by dividing net income by the weighted average number of Telmex’s outstanding shares, since the split-up ratio was 1:1.

w) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, capital leases and accounts payable. The Company has other financial assets, such as accounts receivable and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the creditworthiness of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the Company’s collection cycles deteriorate significantly, its results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings, and is therefore exposed to risk related to the viability of such financial institutions.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company depends upon various key suppliers and vendors and accordingly, if any of these suppliers fail to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

x) Segment information

Segment information is prepared based on information used by the Company in its decision-making processes, based on the geographical areas in which it operates (see Note 18).

y) Reclassifications

Certain captions shown in the 2008 and 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements. An analysis of the effects of such reclassifications is as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Assets
Equity investments (1)	P.	5,714,639	P.	5,479,100	P.	11,193,739
Goodwill, net (1)		16,485,792		(5,479,100)		11,006,692

	As originally issued 2007		Reclassification		As reclassified 2007
Assets
Equity investments (1)	P.	5,932,778	P.	5,629,732	P.	11,562,510
Goodwill, net (1)		16,297,953		(5,629,732)		10,668,221

(1)	Reclassification of Goodwill to Equity investments in accordance with the adoption of MFRS C-7.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

z) New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected the Company’s accounting policies:

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaces Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this new standard requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which required such transactions, without exceptions, to be recorded at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

The adoption of this standard did not have a material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Mexican FRS B-8 adds to Mexican FRS B-15 the specific requirement that the goodwill be “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

The adoption of this standard did not have material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009, except as described in Note 2(m) and 5.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other permanent investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of an SPE.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard requires consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

This standard also establishes the guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in the affiliated company must be tested for impairment when indicators of impairment exists and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in net income of unconsolidated subsidiaries and affiliates.

The adoption of this standard did not have material effects on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 replaced Mexican accounting Bulletin C-8, Intangible Assets, and became effective for fiscal years beginning on or after January 1, 2009.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions.

Finally, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange. The adoption of this standard did not have a material impact on the Company’s financial statements as of December 31, 2009.

ii) The most significant new accounting pronouncements that will become effective on January 1, 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

•

Information to be disclosed – Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to an entity’s products, geographic zones, customers and suppliers.

•	Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

•	Segments in the pre-operating stage – Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

•	Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

•

Disclosure of liabilities – Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that this standard will not have a material impact on its determination of segments and related disclosures.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 replaces Mexican accounting Bulletin B-9, Interim Financial Information.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position;

•	Condensed income statement or statement of activities, as applicable;

•	Condensed statement of changes in shareholders’ equity;

•	Condensed statement of cash flows;

Notes to financial statements with select disclosures.

Mexican FRS C-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

The Company expects that this standard will not have a material impact on its financial position and results of operations.

3. Accounts Receivable

a) An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009		2008
Customers	P.	20,565,851	P.	18,663,948
Link-up services		570,443		672,019
Recoverable taxes		1,847,697		1,764,660
Derivative financial instruments (Note 10)		—		1,025,013
Sundry debtors		2,886,905		2,868,303

		25,870,896		24,993,943

Less:
Allowance for doubtful accounts		5,408,091		4,703,622

Net	P.	20,462,805	P.	20,290,321

b) An analysis of activity in the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Beginning balance at January 1	P.	4,703,622	P.	4,520,257	P.	4,661,878
Effect of acquired companies		—		26,048		63,754
Increase charged to expenses		3,676,161		2,702,855		2,684,271
Translation and monetary effects		1,474,843		(320,704)		(315,900)
Applications to the allowance		(4,446,535)		(2,224,834)		(2,573,746)

Ending balance at December 31	P.	5,408,091	P.	4,703,622	P.	4,520,257

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

4. Related Parties

The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also either direct or indirect stockholders in such companies.

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is as follows:

	2009		2008
Due from:
Affiliates:
América Móvil, S.A.B. de C.V. (América Móvil)	P.	1,442,522	P.	992,805
Net Serviços de Comunicação S.A. (Net)		2,240,507		1,216,397
Teléfonos de México, S.A.B. de C.V. (Telmex)		176,922		145,708
AT&T Corp (AT&T)		83,413		39,909
Grupo Carso, S.A. de C.V. (Grupo Carso)		56,568		70,261
Other		187		179

	P.	4,000,119	P.	2,465,259

	2009		2008
Due to:
Affiliates:
América Móvil	P.	1,946,130	P.	1,233,931
Net		869,403		644,458
Telmex		262,330		173,833
AT&T		14,294		5,157
Grupo Carso		227,795		169,221
Other		118		741

	P.	3,320,070	P.	2,227,341

At December 31, 2009 and 2008, Accounts Receivable in Note 3 includes P. 2,100,846 and P. 961,951, respectively, with América Móvil related to co-billing.

b) For the years ended December 31, 2009, 2008 and 2007, the most significant transactions with related parties were:

	2009		2008		2007
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	1,080,644	P.	927,241	P.	259,790
Billing and services (2)		1,397,101		1,823,494		705,478
Interconnection expenses (3)		11,593,590		8,000,012		5,531,302

	P.	14,071,335	P.	10,750,747	P.	6,496,570

Revenues:
Sale of long distance services and other telecommunications services (4)	P.	6,139,939	P.	3,501,475	P.	2,355,277
Printing and distribution of white pages directories (5)		794,861		830,828		1,658,084
Sale of materials and other services (6)		259,222		590,932		669,324

	P.	7,194,022	P.	4,923,235	P.	4,682,685

(1)	For all three years, these transactions are comprised solely of network construction services and purchase of materials from subsidiaries of Grupo Carso and América Móvil, which are entities under common control with Carso Global Telecom, the company that controls Telmex Internacional, S.A.B. de C.V.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

(2)	In 2009, Telmex Internacional, through its subsidiaries, paid P. 997,231 (P. 1,479,216 in 2008 and P. 494,948 in 2007) to Telmex for services related to the Yellow Pages business, which include billing and collections and other administrative services, as well as an arrangement whereby the Company has access to Telmex’s customer database for agreed fees.

In 2009 and 2008, the Company reimbursed Telmex US$ 24.6 million (P. 334,188) and US $ 22.5 million (P. 243,997), respectively, of the amount Telmex paid Carso Global Telecom for consulting and administrative services.

No amounts were paid in 2009 and 2008 (P. 73,489 in 2007) for financial services from subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V.

(3)	Interconnection expenses include outgoing calls from fixed-line telephones to cellular telephones paid to subsidiaries of América Móvil. This includes P. 8,659,012 (P. 6,041,135 in 2008 and P. 4,949,030 in 2007) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil.
(4)	Revenues from billings of long-distance services and other telecommunications services in 2009 include P. 3,308,185 (P. 1,854,633 in 2008 and P. 1,399,077 in 2007) from América Móvil’s subsidiaries, P. 2,271,994 (P. 1,249,948 in 2008 and P. 588,542 in 2007) from Net and P. 196,462 (P. 141,467 in 2008 and P. 158,430 in 2007) from subsidiaries of AT&T.
(5)	Service related to the printing and distribution of Telmex’s white pages directories.
(6)	In 2009 and 2008, these transactions are comprised solely of the call center services rendered to América Móvil and Net. In 2007, the transactions include P. 597,066 from the sale of construction materials to subsidiaries of América Móvil.

c) In December 2009, Embratel signed an agreement for sale of capacity for P. 6,372 million (US$ 487.9 million), through which it grants, a right to use its IP Backbone infrastructure. In addition, Embratel signed an agreement to obtain the right to use the network of local access transmission capacity from Net through its network for P.6,551 million (US$ 501.7 million). Both agreements are indefeasible rights of use (IRU) for 5 years with an option to renew them for an additional 5 years.

d) During 2009, the Company paid P. 52,046(P. 53,275 in 2008) in direct short-term benefits to its key managers and top executives.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

5. Investments

a) Equity investments

An analysis of the equity investments in affiliated companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009		2008
Equity investments in:
Net Serviços de Comunicação S.A. (Net)	P.	16,567,698	P.	11,156,688
Other		198,866		37,051

Total	P.	16,766,564	P.	11,193,739

Net

The aggregate value of the Company’s investment in Net at December 31, 2009 and 2008, based on the quoted market value of Net’s shares and the number of shares held, is P. 19,246,342 and P. 14,078,035, respectively.

In February 2009, the Company paid P. 156,401 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result, the Company recorded goodwill in the amount of P. 156,401. Embratel’s equity interest in Net is 35.3% as of December 31, 2009 and 2008.

In February 2008, Company paid P. 147,840 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders.

In November 2008, Company acquired 795 thousand preferred shares in Net, for which it paid P. 52,760, thus increasing its equity interest in Net to 35.3%. As a result of the 2008 acquisitions, the Company recorded goodwill in the amount of P. 162,983.

In February 2007, Company paid P. 184,094 to directly and indirectly acquire additional shares in Net, to prevent dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result of 2007 acquisitions, the Company recorded goodwill in the amount of P. 184,094.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), Net completed the acquisition of the remaining 63.3% controlling interest in Vivax, S.A. (Vivax), the second largest cable television service provider in Brazil. This operation was carried out through an exchange of shares between Vivax’s stockholders and Net, whereby Vivax’s stockholders received 23 million shares of Net, with a market value of P. 8,625,212 (US$ 747.4 million) as payment for the shares they held in Vivax. As a result of this acquisition, Telmex Internacional’s equity interest in Net was diluted from 39.9% to 35.1% on such date, giving rise to a credit of P. 1,840,815 to stockholders’ equity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because it is itself controlled by a foreign entity. Globo Comunicação e Participações S.A. (Globo) owns a majority of the voting interests in GB Emprendimientos e Partipações, S.A., which in turn still holds the majority of the voting shares of Net. If Brazilian law changes to allow Embratel to control Net, Embratel will have the right to purchase an additional interest in GB to gain control of 51% of the voting shares of Net, and Globo shall have the right to cause Embratel to purchase such interest.

The difference between the carrying value and the Company’s share of the net assets of Net corresponds to goodwill of P. 7,247,318 in 2009 and P. 5,479,100 in 2008.

b) Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Balance at beginning of year	P.	11,006,692	P.	10,668,221	P.	3,951,987
Acquisitions		—		333,413		6,693,405
Purchase accounting adjustments		4,418		5,058		22,829
Translation effects		3,388,371		—		—

Balance at end of year	P.	14,399,481	P.	11,006,692	P.	10,668,221

c) Investments in subsidiaries

As part of its strategy for expanding its business in Latin America, the Company made the investments during 2009, 2008 and 2007 shown in paragraphs d), e) and f) below. The Company pays a premium over the fair value of the net assets acquired for a variety of reasons, including the opportunity to take advantage of synergies, increase cost savings, and integrate and expand services and coverage in Latin America.

d) Investments in 2009

Contenido Cultural

In February 2009, the Company paid P. 77,050 (US$ 5.9 million) to Pedregales del Sur, S.A. de C.V. e Inmobiliaria Carso, S.A. de C.V. (related parties) to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., an entity that sells print advertising. As a result of this acquisition the Company recorded an amount of P. 26,943 as contribution to stockholders.

EIDON Software

In April 2009, Telmex Internacional paid P. 247,860 (US$ 18.9 million) to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V. (related party) to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition the Company recorded an amount of P. 91,434 as contribution to stockholders.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

SAUSA

In December 2009, the Company acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for P. 106,250 (US$ 8.1 million).

e) Investments in 2008

New Dinamic

In September 2008, the Company acquired all of the assets and assumed a portion of the liabilities of Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (cable television and internet providers in Barranquilla) for P. 351,548 (US$ 30.9 million). These companies operate as New Dinamic Company S.A.

The following analysis shows the allocation of the acquisition cost over the final fair values of the net assets acquired.

	New Dinamic October 2008
Current assets	P.	14,723
Plant, property and equipment, net		68,661
Licenses and trademarks		3,015
Less:
Current liabilities		68,264

Fair value of net assets acquired		18,135
% of equity acquired		100%

Total fair value of net assets acquired		18,135
Acquisition cost		351,548

Goodwill	P.	333,413

Pro forma financial data (unaudited)

The following unaudited pro forma consolidated financial data for 2008 and 2007 are based on the Company’s historical financial statements, adjusted to give effect to (i) the acquisition mentioned in the preceding paragraphs and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisition was made at the beginning of 2007 and is determined based upon available information and other assumptions that management believes are reasonable.

The unaudited consolidated pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	Unaudited pro forma consolidated Telmex Internacional information for the years ended December 31
	2008		2007
Operating revenues	P.	76,016,167	P.	68,331,248
Majority net income		5,535,012		6,355,695
Earnings per majority share (in Mexican pesos):		0.30		0.32

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

f) Investments in 2007

During 2007, the Company acquired several subsidiaries. The allocation of the acquisition cost over fair values of the net assets acquired at the acquisition date is as follows:

	Values at acquisition date
	TV Cable S.A. (1) March 2007		Cable Pacifico (1) March 2007		Boga March 2007		Ecutel March 2007		Telmex TV (formerly ZAPTV) August 2007		Ertach October 2007		Virtecom May 2007		Cable TV Companies (2) October 2007		Total
Current assets	P.	422,641	P.	28,943	P.	37,473	P.	19,305	P.	47,052	P.	75,321	P.	—	P.	502,841
Plant, property and equipment, net		780,806		232,109		32,535		53,379		77,456		112,736		6,867		77,810
Licenses and trademarks		474,545		89,441		5,380		917		76,998		1,242		—		—
Less:		—		—		—		—		—		—		—		—
Current liabilities		1,173,450		273,726		84,183		32,410		235,710		100,066		—		24,274
Long-term liabilities		—		3,144		—		—		—		—		—		—

Fair value of net assets acquired		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377
% of equity acquired		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

Total fair value of net assets acquired		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377	P.	1,228,834
Acquisition cost		1,404,060		1,298,710		284,577		270,708		57,401		297,676		21,732		4,287,375		7,922,239

Goodwill	P.	899,518	P.	1,225,087	P.	293,372	P.	229,517	P.	91,605	P.	208,443	P.	14,865	P.	3,730,998	P.	6,693,405

(1)	In November 2007, TV Cable was merged into Cable Pacífico, and the surviving company changed its name to Telmex Hogar, S.A.
(2)	Network and Operation, Cable Caribe, Megacanales and The Now Operation

Embrapar

During 2007, Telmex Internacional made additional acquisitions of non-controlling interests in Embrapar totaling P. 378,934 (US$ 34.4 million), thereby increasing its ownership from 97% to 98% of all of Embrapar’s ordinary shares, issued and outstanding. The aggregate carrying value of such acquisitions was P. 388,348, and the difference between the carrying value and the price paid was credited to stockholders’ equity.

TV Cable y Cable Pacífico

On March 13, 2007 and March 16, 2007, Telmex Internacional acquired 100% of the shares of TV Cable and Cable Pacífico for P. 1,404,060 (US$ 122.9 million) and P.1,298,710 (US$ 113 million), respectively. In November 2007, TV Cable was merged into Cable Pacífico, which then changed its name to Telmex Hogar, S.A. (Telmex Hogar), now Telmex Colombia, S.A. as of September 21, 2009.

TV Cable provides cable television, internet and IP voice services in Bogota and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin (merged with Telmex Perú on February 1, 2008).

Boga

On March 9, 2007, Telmex Internacional paid P. 284,577 (US$ 25.0 million) to acquire 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

Virtecom

On May 16, 2007, Boga Comunicaciones, S.A. acquired all the assets of Virtecom, S.A.C. and Virtecom Technology, S.R.L., which are cable television operators in Peru. The transfer of ownership of the assets included all the parts and accessories comprising the operations. The purchase price was P. 21,732 (US$ 2.0 million).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Ecutel

On March 12, 2007, Telmex Internacional acquired 100% of the shares of Ecuador Telecom, S.A., which provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil and Quito, Ecuador. The purchase price was P. 270,708 (US$ 23.6 million).

ZAP TV

On August 14, 2007, Telmex Internacional acquired 100% of the shares of ZAP TV Televisión Directa al Hogar, Ltda. (ZAP TV) for P. 57,401 (US$ 4.8 million). In December 2007, ZAP TV changed its name to Telmex TV, S.A. (Telmex TV). Telmex TV provides pay television services in Chile.

Ertach

On November 9, 2006, Telmex Internacional acquired 100% of the shares of Ertach, S.A. (Ertach) for which it paid P. 297,676 (US$ 28.3 million). This acquisition was closed in October 2007.

Ertach provides internet access and data and voice services in Argentina over a wireless network using Wireless Local Loop (WLL) and WiMax technology over the 3.5 GHz frequency.

Network and Operation, Cable Caribe, Megacanales and The Now Operation

In October 2007, through its subsidiaries, Telmex Internacional paid P. 3,733,092 (US$ 345.0 million) for all of the subscribers and 100% of the assets and a portion of the liabilities of Unión de Cableoperadores del Centro, Cablecentro, S.A., or Cablecentro (now operating as Network and Operation, S.A.), a cable television service provider. The Company also acquired 100% of the cable television subscribers of Megainvest Ltda. (now operating as Megacanales, S.A.), which produces content for cable television, and Comunicaciones Ver TV, S.A. (now operating as The Now Operation, S.A.), which publishes a television programming magazine. All of these companies operate in Colombia.

In October, 2007, the Company paid P. 554,283 (US$ 51 million) to acquire all of the subscribers, assets and a portion of the liabilities of Satelcaribe, S.A. (now operating as Cablecaribe, S.A.), a cable television service provider in Colombia.

6. Plant, Property and Equipment

a) A summary of this caption at December 31, 2009 and 2008 is as follows:

	2009		2008
Telephone plant and equipment	P.	158,008,226	P.	114,425,608
Computer equipment and other assets		34,021,840		23,498,881
Land and buildings		19,432,912		15,138,826
Construction in progress and advances		6,178,125		5,964,329

		217,641,103		159,027,644
Less:
Accumulated depreciation		137,517,337		100,548,419

Total	P.	80,123,766	P.	58,479,225

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

In December 2009, Star One signed a contract denominated in U.S. dollars with a manufacturer for the construction and delivery in orbit of the satellite Star One C-3. The project cost is estimated to amount to approximately P. 3,526,000 (US$ 270 million).

b) Depreciation of telephone plant and equipment has been calculated at annual rates based on useful lives ranging from 5 to 30 years. The rest of the Company’s assets are depreciated at rates based on useful lives ranging from 3 to 30 years. Depreciation expense charged to results of operations for the years ended December 31, 2009, 2008 and 2007 was P. 10,064,156, P. 7,695,564 and P. 6,436,751, respectively.

c) Plant, property and equipment, includes the following assets which are held under capital leases:

	2009		2008
Assets under capital leases	P.	893,164	P.	794,920

Less: Accumulated depreciation		501,023		225,280

Net	P.	392,141	P.	569,640

d) At December 31, 2009, Embratel has pledged property and other equipment with a carrying amount of P. 2,749,677 (P. 2,746,369 in 2008) in connection with certain legal proceedings. Also, at December 31, 2008, Star One had two fleet satellites pledged in guarantee to the Brazilian Federal Tax Agency (SRF) as a result of a review regarding the subsidiary’s income tax (IRPJ) and social contributions (CSLL), with a carrying amount of P. 2,505,182.

7. Licenses, Trademarks and Prepaid Indefeasible Rights of Use

a) An analysis of licenses, trademarks and prepaid indefeasible rights of use at December 31, 2009 and 2008 is as follows:

	2009		2008
Licenses and prepaid indefeasible rights of use, net	P.	12,740,656	P.	4,336,372
Trademarks, net		1,815,916		1,734,910

Total	P.	14,556,572	P.	6,071,282

Amortization expense associated with licenses, trademarks and prepaid rights of use is expected to be approximately P. 2,700,000 in each of the next five years.

b) Licenses and prepaid indefeasible rights of use

Telmex Internacional has software licenses, licenses for use of point-to-point and point-to-multipoint links and the indefeasible right to use transmission capacity and databases.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2009
Investment	P.	14,249,563	P.	8,781,014	P.	3,526,623	P.	26,557,200
Accumulated amortization		(9,913,191)		(1,178,178)		(2,725,175)		(13,816,544)

Net	P.	4,336,372	P.	7,602,836	P.	801,448	P.	12,740,656

In 2009, the investment corresponds primarily to the acquisition of the indefeasible right to use transmission capacity and point-to-point links.

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Effect of acquired companies		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2008
Investment	P.	13,270,780	P.	3,015	P.	1,510,908	P.	(535,140)	P.	14,249,563
Accumulated amortization		(9,404,963)		—		(1,031,505)		523,277		(9,913,191)

Net	P.	3,865,817	P.	3,015	P.	479,403	P.	(11,863)	P.	4,336,372

In 2008, the investment corresponds primarily to the acquisition of point-to-point links, the right to use databases and the acquisition of software licenses.

An analysis of these investments in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	12,346,197	P.	226,236	P.	615,050	P.	83,297	P.	13,270,780
Accumulated amortization		(8,223,108)		—		(1,115,693)		(66,162)		(9,404,963)

Net	P.	4,123,089	P.	226,236	P.	(500,643)	P.	17,135	P.	3,865,817

In 2007, the investment corresponds primarily to the acquisition of rights-of-way and software licenses.

c) Trademarks

At December 31, 2009, the Company has recorded amounts for the trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition.

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009		Acquisitions and amortization of the year		Translation Effect		Balance at December 31, 2009
Investment	P.	2,480,796	P.	1,679	P.	560,944	P.	3,043,419
Accumulated amortization		(745,886)		(283,954)		(197,663)		(1,227,503)

Net	P.	1,734,910	P.	(282,275)	P.	363,281	P.	1,815,916

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Purchase accounting adjustments		Acquisitions and amortization of the year		Translation Effect		Balance at December 31, 2008
Investment	P.	2,327,305	P.	193,326	P.	—	P.	(39,835)	P.	2,480,796
Accumulated amortization		(471,788)		—		(240,536)		(33,562)		(745,886)

Net	P.	1,855,517	P.	193,326	P.	(240,536)	P.	(73,397)	P.	1,734,910

An analysis of the changes in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Purchase accounting adjustments		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	1,772,413	P.	422,287	P.	75,902	P.	—	P.	56,703	P.	2,327,305
Accumulated amortization		(250,769)		—		—		(218,361)		(2,658)		(471,788)

Net	P.	1,521,644	P.	422,287	P.	75,902	P.	(218,361)	P.	54,045	P.	1,855,517

8. Debt

a) An analysis of the Company's debt is as follows:

	Weighted-average interest rate at December 31,		Maturities from 2010 through	Balance at December 31,
	2009	2008		2009		2008
U.S. dollar denominated debt:
Banks	2.6%	3.4%	2014	P.	12,209,057	P.	13,053,784
Suppliers’ credit lines	4.3%	5.8%	2014		351,186		397,492
Capital leases	7.0%	6.7%	2011		53,378		71,592

Total U.S. dollar denominated debt:					12,613,621		13,522,868

Debt denominated in Brazilian reals:
Banks	9.4%	17.0%	2019		2,800,105		4,924,091

Total Brazilian real denominated debt					2,800,105		4,924,091
Mexican peso denominated debt:
Banks (domestic senior notes):	5.9%	10.1%	2014		15,000,000		5,500,000
Banks:	5.8%	—	2010		1,400,000		—

Total Mexican peso denominated					16,400,000		5,500,000

Debt denominated in other foreign currencies:
Banks	4.9%	11.7%	2018		1,645,089		1,140,906
Capital leases	8.4%	15.3%	2019		518,885		534,403

Total debt denominated in other foreign currencies					2,163,974		1,675,309

Total debt					33,977,700		25,622,268

Less: Short-term debt and current portion of long-term debt					12,667,266		14,727,645

Long-term debt				P.	21,310,434	P.	10,894,623

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The amount of the Company’s consolidated debt is within the cap set by the Board of Directors.

The rates shown in the table above are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld.

The Company’s short-term debt and the current portion of long-term debt is P. 12,667,266 at December 31, 2009 and P. 14,727,645 at December 31, 2008.

The weighted average cost of borrowed funds at December 31, 2009 and 2008 (including interest, fees, commissions and taxes withheld) was approximately 5.1% and 8.3%, respectively.

b) Domestic senior notes

On November 27, 2008, the National Banking and Securities Commission of Mexico (CNBV) authorized the Company to open a revolving dual domestic senior note program (Certificados Bursátiles). The amount authorized under the program is P. 10,000,000 or its equivalent in monetary investment units (UDIs) on the date of issuance. This program is revolving, though the sum of outstanding issuances on a given date may not exceed the authorized amount.

On September 4, 2009 the Company issued its first series of the year of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in August 2012. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 135 base points. Interest is paid every 28 days.

On December 4, 2009, the Company issued a second series of the year 2009, of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in November 2014. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 150 base points. Interest is paid every 28 days.

On November 27, 2009, CNBV authorized the increase of the original amount of the senior notes up to P. 20,000,000, or its equivalent in UDI’s (Unidades de Inversión). On December 11, 2009, the Company issued peso-denominated short-term senior notes (Certificados Bursátiles) in an aggregate principal amount of P. 5,000,000 which matured in January 2010. The interest rate of this issue is 5.07% for 40 days.

The maximum term for issuing domestic senior notes under the program is five years as of the authorization date.

Maturities of each long-term issuance shall be between one and forty years. Maturities of short-term senior notes shall not exceed 365 days.

At December 31, 2009, the Company has outstanding the following domestic senior notes:

Amount	Issuance date	Maturity date	Term (days)	Interest rate
P. 5,000,000	Sep-4-09	Aug-30-12	3 years	TIIE+135 bps
5,000,000	Dec-4-09	Nov-27-14	5 years	TIIE+150 bps
5,000,000	Dec-11-09	Jan-20-10	40 days	5.07%

P. 15,000,000

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) Restrictions

A portion of Embratel’s debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the subsidiary has complied with all these restrictions.

A portion of Embratel’s debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the subsidiary.

The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as the Company or Carso Global Telecom (Telmex Internacional’s controlling stockholder) or its controlling current stockholders continue to control the majority of Embratel’s voting shares.

d) Lines of credit

At December 31, 2009, Embratel had unused lines of credit of P. 248,000 (US$ 19 million) available with a 4.5% annual interest.

e) Foreign currency denominated debt

An analysis of the foreign currency denominated debt at December 31, 2009, is as follows:

Currency	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)		Equivalent in Mexican pesos
U.S. dollar	965,917	P.	13.0587	P.	12,613,621
Brazilian real	373,356		7.4998		2,800,105
Other currency					2,163,974

Total				P.	17,577,700

f) Long-term debt

Maturities of long-term debt at December 31, 2009 are as follows:

Year	Total
2011	P.	5,174,517
2012		8,204,035
2013		1,906,033
2014		5,772,506
2015		145,837
2016 and thereafter		107,506

Total	P.	21,310,434

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

g) Credit agreements

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. The terms of these agreements restrict the ability of the Company’s subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, the Company is required to maintain certain specified financial ratios. At December 31, 2009, the Company has complied with all these financial ratios.

h) Subsequent event - Embratel

In January 2010, Embratel paid at maturity of P. 1,312 million (US$ 100.5 million) aggregate principal amount of a one-year bank loan.

In January 2010, Embratel signed a loan agreement with Banco Safra (BNDES—FINAME) for P.71,300 (R$ 9.5 million) for a period of 5 years with an annual interest fixed rate equal to 4.5%.

9. Capital Leases

a) At December 31, 2009 and 2008, the Company has capital leases for machinery and equipment.

b) Minimum lease payment obligations of future years under the leases at December 31, 2009 are as follows:

	2009
2010	P.	156,943
2011		163,530
2012		119,562
2013		116,497
2014		67,065
2015 and thereafter		146,471

Total		770,068
Less: unaccrued interest		197,805

Present value of minimum payments		572,263
Less: Short-term portion of capital lease obligations		105,796

Long-term capital lease obligations	P.	466,467

10. Derivative Financial Instruments

Embratel uses derivative financial instruments (cross-currency interest rate swaps) to protect itself from the financial effects of Brazilian real/U.S. dollar exchange rate and interest rate fluctuations in connection with its U.S. dollar denominated loans. For the years ended December 31, 2009, 2008 and 2007, Embratel recognized a loss (gain) of P. 1,670,060, P. (2,576,776), and P. 2,828,752, respectively, in results of operations in exchange (gain) loss, net for changes in the fair value of such instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

At December 31, 2009 and 2008, the financial instruments contracted by the Company are as follows:

2009 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	528,083	P.	(1,094,223)

2008 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	216,871	P.	1,025,013

The Company’s financial derivative instruments are acquired in the over-the-counter markets. The Company and its subsidiaries have entered into agreements only with well-known and financially strong financial institutions and counterparties. As a result, Telmex Internacional is able to balance its risk positions with its counterparties. The Company’s counterparties are local banks in the countries in which Telmex Internacional operates and have at least credit ratings of “A” on the Fitch scale, “A2” on the Moody’s scale, and “A” on the Standard & Poor’s scale.

The Company and its subsidiaries have no contractual obligations for derivative financial instruments for which they must provide pledges to guarantee margin calls.

11. Deferred Credits

At December 31, 2009 and 2008, deferred credits consist of the following:

	2009		2008
Advance billings	P.	2,497,110	P.	3,412,003
Advances from services (IRU)		6,265,892		—
Advances from subscribers and others		722,922		597,736

Total		9,485,924		4,009,739

Less: Short-term deferred credits		4,494,451		4,009,739

Long-term deferred credits	P.	4,991,473	P.	—

12. Accounts payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities at December 31, 2009 and 2008 is as follows:

	2009		2008
Suppliers	P.	11,519,806	P.	11,312,769
Accruals for contingencies		1,979,784		1,969,999
Derivative financial instruments (Note 10)		1,094,223		—
Sundry creditors		125,436		74,596
Link-up services		418,032		437,036
Accrued interest		274,412		236,628
Other		554,980		151,691

	P.	15,966,673	P.	14,182,719

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Changes in the Company’s principal accruals for contingencies during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Balance at beginning of year	P.	1,969,999	P.	5,399,516	P.	8,386,396
Increase through charge to expenses		814,278		354,137		350,832
Payments		(1,390,565)		(3,466,215)		(2,941,183)
Translation effects		586,072		(317,439)		(396,529)

Balance at end of year	P.	1,979,784	P.	1,969,999	P.	5,399,516

13. Foreign Currency Position and Transactions

At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency (in millions)
	2009	Exchange rate at December 31, 2009		2008	Exchange rate at December 31, 2008
Assets:
U.S. dollars	194	P.	13.06	234	P.	13.54
Argentinean peso	171		3.44	247		3.92
Brazilian real	4,289		7.50	4,107		5.79
Chilean peso	45,282		0.03	60,172		0.02
Colombian peso	287,209		0.01	144,363		0.01
Peruvian sol	189		4.52	350		4.31

Liabilities:
U.S. dollars	1,165	P.	13.06	1,312	P.	13.54
Argentinean peso	172		3.44	182		3.92
Brazilian real	3,687		7.50	2,516		5.79
Chilean peso	64,797		0.03	51,031		0.02
Colombian peso	469,644		0.01	355,663		0.01
Peruvian sol	148		4.52	99		4.31

At March 23, 2010, the exchange rates are as follows:

Currency	Exchange rate
U.S. dollars	P.	12.58
Argentinean peso		3.26
Brazilian real		6.98
Chilean peso		0.02
Colombian peso		0.01
Peruvian sol		4.43
Euro		17.02

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

14. Employee Benefits

a) Short-term

An analysis of short-term employee benefits at December 31, 2009 and 2008 is as follows:

	2009		2008
Vacation accrual	P.	665,930	P.	544,011
Sundry contractual benefits		668,776		492,811
Other employee benefits		187,599		187,006

Total	P.	1,522,305	P.	1,223,828

b) Long-term

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers substantially all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities (assets) recorded at December 31, 2009 and 2008 for such plans are as follows:

	2009		2008
Defined-benefit pension plan (DBP)	P.	(531,903)	P.	(169,498)
Medical assistance plan (MAP)		2,871,369		1,973,695
Defined-contribution plan (DCP)		435,173		477,763

Total	P.	2,774,639	P.	2,281,960

DBP is determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds for these labor obligations through Fundação Embratel de Seguridade Social - Telos, an independent entity that manages these types of funds.

Unrecognized gains and losses are being amortized over a period of 14 years, the estimated average remaining working lifetime of the Company’s employees.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009				2008				2007
	DBP		MAP		DBP		MAP		DBP		MAP
Labor cost	P.	195	P.	135	P.	382	P.	52	P.	368	P.	49
Financial cost of benefit obligation		1,016,279		322,635		701,779		243,232		749,691		256,807
Expected return on plan assets		(1,235,739)		(11,475)		(876,485)		(16,614)		(849,446)		(26,121)
Amortization of (gains) losses		(92,893)		4,905		(43,494)		7,207		(9,447)		10,828

Net period (benefit) cost	P.	(312,158)	P.	316,200	P.	(217,818)	P.	233,877	P.	(108,834)	P.	241,563

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

A summary of the defined-benefit plan and medical assistance plan obligation at December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Present value of labor obligations:
Vested benefit obligation	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

Defined benefit obligation	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

An analysis of changes in defined-benefit plan and medical assistance plan obligations during the years ended December 31, 2009 and 2008 is as follows:
	2009				2008
	DBP		MAP		DBP		MAP
Defined benefit obligation at beginning of year	P.	7,598,503	P.	2,365,848	P.	7,204,148	P.	2,443,216
Labor cost		195		135		382		52
Financial cost on obligations		1,016,279		322,635		701,779		243,232
Actuarial (gain) loss		(579,422)		(73,858)		675,890		(96,535)
Payments from trust fund		(888,347)		(138,034)		(582,570)		(88,077)
Translation effects		2,238,751		697,051		(401,126)		(136,040)

Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

An analysis of changes in plan assets for the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Fair value of plan assets at beginning of year	P.	9,172,387	P.	128,408	P.	8,921,064	P.	214,975
Expected return on plan assets		1,235,739		11,475		876,485		16,614
Actuarial gain (loss)		79,281		(31,694)		453,797		(3,163)
Payments from trust fund		(888,347)		(138,034)		(582,570)		(88,077)
Contributions to fund		442		37		337		29
Translation effects		2,702,465		37,833		(496,726)		(11,970)

Fair value of plan assets at end of year	P.	12,301,967	P.	8,025	P.	9,172,387	P.	128,408

At December 31, 2009, 89% (81% in 2008) of plan assets were invested in fixed-yield securities, 7% (14% in 2008) in variable-yield securities, and the remainder in other investments.

An analysis of the net projected liability for the pension plan and medical assistance plan for the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
(Overfunding) underfunding of obligation	P.	(2,916,008)	P.	3,165,752	P.	(1,573,884)	P.	2,237,440
Unamortized actuarial gain (loss)		2,384,105		(294,383)		1,404,386		(263,745)

Net projected (asset) liability	P.	(531,903)	P.	2,871,369	P.	(169,498)	P.	1,973,695

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	11.3	10.8	6.0
Salary increase:
Long-term average	4.5	4.5	—
Return on plan assets	11.3	10.8	6.0
Annual inflation:
Long-term average	4.5	4.5	—

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

Defined contribution plan

Embratel makes contributions to its defined contribution plan through Embratel Social Security Fund—Telos. Plan contributions are computed based on the salary of each employee. Participants choose their own contribution percentage (between 3% and 12% of the worker’s salary), and Embratel matches the employee’s percentage, though its contribution is capped at 8% of the participant’s salary. All employees are eligible to participate in this plan.

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Unpaid balances are adjusted monthly based on the return on the portfolio assets at that date, which is subject to a yearly increase based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2009, the balance of the DCP obligation amounted to P. 435,173 (P. 477,763 in 2008).

Pensions and seniority premiums - Mexico

Substantially all of the Company’s employees in Mexico are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The transition liability, prior service cost and unrecognized actuarial gains and losses are being amortized over 5 years, which is the average remaining service period of the covered employees. The most relevant information related to employee benefits is as follows:

Analysis of net period cost

	2009		2008		2007
Labor cost	P.	19,665	P.	20,053	P.	6,784
Financing cost on projected benefit obligation		58,000		55,098		22,146
Expected return on plan assets		(52,132)		(50,236)		(18,582)
Amortization of past services		1,391		1,429		1,049
Amortization of variances in actuarial assumptions		7,688		5,679		1,253

Net period cost	P.	34,612	P.	32,023	P.	12,650

Analysis of the defined benefit obligation

	2009		2008
Actuarial present value of labor obligation:
Vested benefit obligation	P.	292,512	P.	298,174
Unvested benefit obligation		403,510		344,257

Defined benefit obligation	P.	696,022	P.	642,431

Analysis of changes in the defined benefit obligation

	2009		2008
Defined benefit obligation at beginning of year	P.	642,431	P.	367,972
Labor cost		19,665		20,053
Financial cost on defined benefit obligation		58,000		55,098
Actuarial loss		2,187		14,287
Direct payments to employees		(26,261)		(21,801)
Transfers		—		206,822

Defined benefit obligation at end of year	P.	696,022	P.	642,431

Analysis of changes in plan assets

	2009		2008
Established fund at beginning of year	P.	540,362	P.	278,279
Expected return on plan assets		52,133		50,236
Actuarial loss		(23,864)		(4,451)
Contributions to trust fund		7,948		—
Transfers		—		216,298

Established fund at end of year	P.	576,579	P.	540,362

Analysis of the net projected liability

	2009		2008
Unfunded defined benefit obligation	P.	119,443	P.	102,069
Transition liability		(4,316)		(5,536)
Unamortized actuarial loss		(114,513)		(96,139)

Net pension and seniority premium liability	P.	614	P.	394

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	9.2	9.2	5.51
Salary increase:
Long-term average	4.5	4.5	0.97
Return on plan assets	9.2	9.2	5.51

Dismissals

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost

	2009		2008		2007
Labor cost	P.	299	P.	190	P.	178
Financing cost on projected benefit obligation		223		130		90
Actuarial loss		67		—		—
Amortization of past services		—		209		(72)

Net period cost	P.	589	P.	529	P.	196

Analysis of labor obligations for dismissals

	2009		2008
Defined benefit obligation	P.	3,340	P.	2,751

Net projected liability	P.	3,340	P.	2,751

A reconciliation of the recorded liability is as follows:

	2009		2008
Balance at beginning of year	P.	2,751	P.	2,222
Net period cost		589		529

Balance at end of year	P.	3,340	P.	2,751

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

15. Stockholders’ Equity

a) The shares of Telmex Internacional were authorized and issued pursuant to the Telmex stockholders’ meeting held on December 21, 2007, in which the split-up was approved (see Note 1a). At December 31, 2009 and 2008, capital stock is represented by 18,015 million and 18,323 million common shares issued and outstanding, respectively, with no par value, representing the Company’s fixed capital. An analysis is as follows:

	2009		2008
8,115 million Series “AA” shares	P.	10,555,469	P.	10,555,469
394 million Series “A” shares (415 in 2008)		600,472		633,651
9,506 million Series “L” shares with limited voting rights (9,793 in 2008)		5,821,701		5,983,690

Total	P.	16,977,642	P.	17,172,810

An analysis of the changes in 2009 and 2008 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	No. of shares	Amount		No. of shares	Amount		No. of shares	Amount
Balance at December 31, 2007	8,115	P.	10,555,469	430	P.	655,799	10,815	P.	6,617,295
Cash purchase of Company’s own shares (2)				(3)		(4,937)	(1,034)		(650,816)
Conversion of shares				(12)		(17,211)	12		17,211

Balance at December 31, 2008	8,115	P.	10,555,469	415	P.	633,651	9,793	P.	5,983,690
Cash purchase of Company’s own shares				(5)		(8,131)	(303)		(187,037)
Conversion of shares				(16)		(25,048)	16		25,048

Balance at December 31, 2009	8,115	P.	10,555,469	394	P.	600,472	9,506	P.	5,821,701

(1)	Number of shares in millions
(2)	Includes 414 million Series “L” shares and 1 million Series “A” shares, acquired through Telmex, as explained in paragraph c) of this Note.

Each “A” share can be converted into one “L” share at the option of the holder at any time. Each “AA” share is convertible into one “L” share at the option of the holder at any time, provided that the “AA” shares do not represent less than 20% of the total capital stock. The AA shares may be owned only by holders that qualify as Mexican investors as provided in the bylaws of the Company. Series “A” common shares, which may be freely subscribed, must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock. Series “L” shares, which have limited voting rights may be freely subscribed and, in a percentage when combined with the Series “A” shares, may not exceed 80% of capital stock.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Voting rights

Each share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at any stockholders’ meeting in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares have the right to vote on the following matters:

•	The transformation of Telmex Internacional from one type of entity to another;

•

Any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

•

Cancellation of the registration of Telmex Internacional’s shares in the securities or special sections of the Mexican National Securities Registry and in any other foreign stock exchanges in which they are registered.

On the basis of a resolution passed by Special Stockholders Meeting called for such purpose, holders of Series “L” shares shall be entitled to appoint up to two directors and their corresponding alternate directors.

For the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock would be entitled to request judicial relief against any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) At a regular meeting held on April 29, 2009, the stockholders agreed to declare a cash dividend of P. 3,098,073, equal to P. 0.17 per outstanding share, payable in two installments on August 20 and November 5, 2009.

At a regular meeting held on July 9, 2008, the shareholders’ agreed to declare a cash dividend of P. 2,786,482, equal to P. 0.15 per outstanding common share, payable in two installments on August 26 and November 22, 2008.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) From the date on which Telmex Internacional was incorporated until the date the shares of Telmex Internacional and Telmex began to trade separately, Telmex continued acquiring both its own shares, which at the time represented both shares of Telmex and shares of Telmex Internacional, by an amount equivalent to P. 3,571,744 corresponding to 414 million Series “L” shares and 1 million Series “A” shares of Telmex Internacional.

The shares acquired by Telmex in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors of Telmex were transferred by Telmex to Telmex Internacional as part of the split-up in cash and cash equivalents (inflow). Telmex Internacional then paid Telmex for the value of the shares that Telmex acquired in the name of Telmex Internacional (outflow), and the related amounts and treasury shares of both companies were adjusted accordingly. At a regular stockholders’ meeting held on July 9, 2008, the stockholders authorized P. 10,000,000 for the purchase of the Company’s own shares and as of such date, the Company initiated a program to purchase its own shares.

In addition, during 2008, the Company acquired 620.1 million Series “L” shares for P. 4,230,648 and 2.2 million Series “A” shares for P. 14,654. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

At a regular stockholders’ meeting held on April 29, 2009, the stockholders authorized an increase of P. 5,000,000 for the purchase of the Company’s own shares.

In addition, during 2009, the Company acquired 303.4 million Series “L” shares for P. 2,448,413 and 5.3 million Series “A” shares for P. 41,487. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year approved by the stockholders must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock. At December 31, 2009, the legal reserve is P. 2,910,431 and is included in retained earnings.

e) The terms of the split-up established that neither Telmex Internacional nor Telmex would hold shares of the other. At the time of the split-up, each Telmex stockholder became an owner of the same number and class of shares in Telmex Internacional as they held in Telmex. Consequently, both companies were owned by the same stockholders.

16. Income Tax and Flat-rate Business Tax

a) The Mexican Flat-rate Business Tax (FRBT) Law was published on October 1, 2007. On January 1, 2008, the Law became effective and abolished the Asset Tax Law. This FRBT law is only applicable to income generated in Mexico.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

FRBT is payable only to the extent it exceeds income tax for the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its taxable income projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

On December 7, 2009, a decree amending the Mexican Income Tax Law for 2010 was enacted, and it became effective as of January 1, 2010. The main change applicable to the Company is related to the tax rate, which includes a temporary increase of 2% for all taxpayers. The Corporate income tax rate will increase to 30% from 2010 to 2012, decrease to 29% in 2013 and then return to 28% in 2014.

b) For the years ended December 31, 2009 , 2008 and 2007 income tax expense is as follows:

Income tax (Foreign entities):

	2009		2008		2007
Current	P.	3,564,738	P.	117,360	P.	1,139,840
Deferred		767,428		552,828		1,415,789

Total income tax of foreign entities	P.	4,332,166	P.	670,188	P.	2,555,629

Income tax (Mexican entities):

	2009		2008		2007
Current	P.	113,297	P.	328,142	P.	916,480
Deferred		(22,982)		261,003		14,654

Total income tax of Mexican entities	P.	90,315	P.	589,145	P.	931,134

Total income tax of foreign and Mexican entities	P.	4,422,481	P.	1,259,333	P.	3,486,763

c) At December 31, 2009 and 2008, the foreign entities recognized deferred taxes on the following temporary differences:

	2009		2008
Deferred tax assets:
Tax loss carryforwards	P.	6,123,064	P.	6,144,768
Accrued liabilities		3,031,827		1,795,560
Plant, property and equipment		953,821		1,481,653
Other		3,876		—
Allowances and other reserves		1,415,042		1,146,298
Valuation allowance on tax loss carryforwards and other assets		(5,081,775)		(4,070,496)

		6,445,855		6,497,783

Deferred tax liabilities:
Licenses		(347,406)		(603,051)
Other		—		(190,800)

		(347,406)		(793,851)

Deferred tax asset, net	P.	6,098,449	P.	5,703,932

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

d) At December 31, 2009 and 2008, the Mexican entities recognized deferred taxes on the following temporary items:

	2009		2008
Deferred tax assets
Advance billings	P.	418,716	P.	718,471
Allowance for doubtful accounts		43,886		29,174
Tax loss carryforwards		159,380		—
Plant, property and equipment		7,818		—
Accrued liabilities		31,948		6,883

	P.	661,748	P.	754,528

Deferred tax liabilities:
Deferred assets	P.	—	P.	(141,949)
Deferred tax liabilities		(23,871)		(6,915)
Effect of translation of investments		(7,933,535)		(2,176,811)
Plant, property and equipment		—		(1,410)

		(7,957,406)		(2,327,085)

Deferred tax liabilities net	P.	(7,295,658)	P.	(1,572,557)

Total Consolidated deferred tax asset, net	P.	1,197,209	P.	4,131,375

e) The income tax rates applicable in 2009 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory tax rate	Carryforward period
Mexico	28%	10 years
Brazil	34%	No expiration
Argentina	35%	5 years
Chile	17%	No expiration
Colombia	33%	No expiration
Ecuador	25%	5 years
U.S.A.	35%	10 years
Peru	30%	4 years

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of foreign subsidiaries in 2009, 2008 and 2007 was P. 13,644,749, P. 4,686,318 and P. 7,418,436, respectively. The pretax income of Mexican subsidiaries in 2009, 2008 and 2007 was P. 340,620, P. 2,203,943 and P. 3,082,005, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

At December 31, 2009 and 2008, Embratel and subsidiaries have available tax loss carryforwards of P. 10,580,422 and P. 12,292,491, respectively, and negative social contribution bases of P. 10,121,220 and P. 11,674,340, respectively. Under Brazilian tax legislation, tax losses may be carried forward in future years and never expire; however, the tax loss carryforward applied in each year may not exceed 30% of the tax base. The tax rates applicable to the tax loss carryforwards and negative social contribution bases are 25% and 9%, respectively.

Also, at December 31, 2009 and 2008, subsidiaries of the following countries have available tax loss carryforwards that may be utilized in future years (see table above for carryforward period of each country):

	2009		2008
Chile	P.	6,643,910	P.	5,485,088
Argentina		1,000,241		1,188,338
Colombia		2,801,280		1,725,158
Ecuador		198,975		206,289

f) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes for the years ended December 31, is as follows:

	2009		2008		2007
Income before income tax	P.	13,985,369	P.	6,890,261	P.	10,500,441
Statutory Mexican income tax rate		28.0%		28.0%		28.0%

Income tax at statutory rate		3,915,903		1,929,273		2,940,123
Difference with enacted rates in Mexico		927,601		392,752		474,544
Non-taxable income		(342,338)		(164,354)		(110,731)
Other tax deductions		77,454		39,749		6,190
Tax inflation effect		(61,238)		(128,091)		(126,215)
Valuation allowance on tax loss carryforwards and other assets		—		(750,961)		139,384
Other differences		(94,901)		(59,035)		163,468

Income tax	P.	4,422,481	P.	1,259,333	P.	3,486,763

Effective income tax rate		31.6%		18.3%		33.2%

g) At December 31, 2008 and 2009, the balance of the Restated contributed capital account (CUCA) and the Net tax profit account (CUFIN) was P. 21,687,700 and P. 8,275,198, respectively. These amounts correspond to Telmex Internacional, S.A.B. de C.V. on a stand-alone basis.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

17. Commitments and Contingencies

a) Commitments

At December 31, 2009, the Company has non-cancelable commitments of P. 2,065,332 (P. 3,215,137 in 2008) for the purchase of equipment, consulting and management services, and rights of exploitation for orbital positions. Payments made under purchase agreements aggregated to P. 2,232,962 in 2009 (P. 2,275,215 in 2008 and P. 181,783 in 2007).

The Company’s subsidiary Consertel conducted a split-up in December 2007, which gave rise to a new company called Integración de Servicios TMX, S.A. de C.V. that remained as a subsidiary of Telmex when the new corporation Telmex Internacional was established. A certain amount of Consertel’s obligations were transferred to Integración de Servicios TMX. Under Mexican law, if Integración de Servicios TMX defaults on any of those obligations, the claimant may assert a claim against Consertel. The Company considers the risk of assertion of any such claim to be remote.

b) Contingencies in Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s liability plus re-expression penalties and surcharges generated through July 2006 related to the Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). In 2007, Embratel settled claims totaling of P. 5,353,156, which included the State of Sao Paulo, thus resolving any disputes related to the matter in the states that implemented the benefits of this agreement.

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 52,851 at December 31, 2009 (P. 133,547 in 2008) not addressed by the agreement referred to above that are considered by the Company’s external lawyers as probable losses. Contingencies from the legal proceedings that are considered to be possible losses aggregate to P. 3,288,862 at December 31, 2009 (P. 2,489,332 in 2008).

Star One has tax contingencies of P. 8,811,473 at December 31, 2009 (P. 4,447,242 in 2008) for unpaid ICMS on internet and satellite use, which the Company considers as a possible loss; consequently, the Company has not provided for such contingencies in the financial statements.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. have total tax contingencies of P. 1,393,445 at December 31, 2009 (P. 1,056,538 in 2008), related to the contributions of PIS prior to 1995, which were offset in conformity with Brazilian tax laws. Based on the known facts and arguments and on the opinion of legal consul, only P. 53,774 at December 31, 2009 (P. 3,655 in 2008) of this contingency was considered as a probable loss and P. 1,339,672 at December 31, 2009 (P. 1,052,802 in 2008) as a possible loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embratel, Star One and Telmex do Brasil Ltda. have tax contingencies of P. 151,617 at December 31, 2009 (P. 110,125 in 2008) related to the payment of COFINS from 1999, considered as a probable loss, as well as P. 1,270,958 at December 31, 2009 (P. 2,297,788 in 2008), considered as a possible loss.

Other tax contingencies

Embratel, Embratel Participações, S.A., Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. The total amount of the claim status that is considered as a probable loss at December 31, 2009 is zero (P. 24,950 in 2008), and P. 5,431,938 at December 31, 2009 (P. 3,042,072 in 2008) was considered as a possible loss.

Additionally, Embratel received assessments by the Brazilian tax authorities in the form of a fine for not filing electronic files from 2001 through 2005 of P. 3,514,554 at December 31, 2009 (P. 2,714,716 in 2008), which are considered as a possible loss.

Embratel and Star One have other on-going litigation relating to the offsetting of IRPJ, PIS, COFINS, CIDE (Contribuição de Intervenção do Domínio Econômico), CSLL and IRRF on allegedly improper IRPJ and ILL (Imposto sobre lucro líquido) credits of P. 2,927,910 at December 31, 2009 (P. 2,261,570 in 2008), which are considered as a possible loss.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 1,136,216 at December 31, 2009 (P. 810,682 in 2008) has been accrued for probable unfavorable rulings.

Additionally, Embratel, Telmex do Brasil Ltda., BrasilCenter Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going litigation with claims totalling of P. 1,442,419 at December 31, 2009 (P. 1,156,670 in 2008), which are considered as a possible loss.

Other civil and labor contingencies

Embratel is party to claims filed by its telephone service customers, for which it has accrued P. 163,174 in 2009 (P. 112,784 in 2008), since such amount was considered as a probable loss, and P. 385,754 at December 31, 2009 (P. 297,708 in 2008) was considered as a possible loss.

Additionally, Embratel received a fine from Anatel of P. 2,140,676 at December 31, 2009 (P. 1,033,604 in 2008), of which P. 1,986,607 at December 31, 2009 (P. 912,473 in 2008) was considered to be a possible loss, and P. 154,069 at December 31, 2009 (P. 121,131 in 2008) was considered as a probable loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

18. Segments

Telmex Internacional operates in various countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared based on the accounting policies described in Note 2, is as follows:

	(2009 and 2008 in millions of nominal Mexican pesos; 2007 in millions of Mexican pesos with purchasing power at December 31, 2007)
	Mexico		Brazil		Argentina		Chile		Colombia		Peru		Ecuador		U.S.A.		Eliminations		Consolidated total
December 31, 2009
Operating revenues	P.	4,690	P.	72,325	P.	2,176	P.	3,652	P.	7,441	P.	1,827	P.	243	P.	312	P.	(126)	P.	92,540
Depreciation and amortization		126		8,225		468		727		1,479		342		135		24		—		11,526
Operating income		1,032		10,990		(10)		(240)		147		(67)		(276)		(524)		—		11,052
Segment assets		947		184,110		4,542		9,940		14,881		5,735		1,450		37		—		221,642
Goodwill		—		3,392		424		1,738		7,826		409		269		341		—		14,399

December 31, 2008
Operating revenues	P.	5,171	P.	59,954	P.	1,799	P.	2,380	P.	5,678	P.	1,270	P.	63	P.	300	P.	(610)	P.	76,005
Depreciation and amortization		73		6,773		449		494		883		248		29		19		—		8,968
Operating income		2,015		8,303		(290)		(299)		(226)		(120)		(136)		(324)		—		8,923
Segment assets		424		135,599		4,502		6,169		11,081		4,228		1,170		34		—		163,207
Goodwill		—		1,866		438		1,436		6,374		309		230		354		—		11,007

December 31, 2007
Operating revenues	P.	5,490	P.	55,457	P.	1,445	P.	1,695	P.	2,695	P.	987	P.	29	P.	111	P.	(149)	P.	67,760
Depreciation and amortization		66		6,442		263		344		434		189		17		16		—		7,771
Operating income		3,184		7,334		(37)		(149)		172		13		(23)		(164)		—		10,330
Segment assets		402		134,688		3,304		3,972		6,119		2,143		231		15		—		150,874
Goodwill		—		1,897		408		1,487		6,055		308		230		283		—		10,668

Intersegmental income by country is omitted as it is considered immaterial.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

19. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2c, effective January 1, 2008, the Company ceased to recognize the effects of inflation in its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard required that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 to become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in subsequent periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the years ended December 31, 2009 and 2008, are presented using the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to US GAAP.

Through December 31, 2007 the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10 and, in the case of foreign operations, as provided by Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007, because the application of such provisions was equivalent to not presenting the comparative financial statements in the same currency for all periods presented, as required by the United States Securities and Exchange Commission (SEC) rules.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 19 for the year ended December 31, 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information:

The cash flow statements as prepared by the Company under Mexican FRS for the years ended December 31, 2009 and 2008 complies with International Accounting Standard No. 7, Cash Flow Statements, as issued by the International Accounting Standards Board; therefore, no reconciliation is presented.

However, the financial statements under Mexican FRS for the year ended December 31, 2007, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Accounting Standards Codification (“ASC”) 230, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, whereas in the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately.

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007 were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31, 2007
Cash flows from operating activities:
Net income under U.S.GAAP	P.	6,163,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,381,955
Amortization		1,068,839
Effect of exchange rate differences on debt		(2,789,199)
Monetary gain, net		141,051
Deferred taxes		1,883,584
Deferred revenues and deferred credits		(26,267)
Equity interest in net income of affiliates		(717,730)
Net periodic cost of labor obligations		145,575
Change in operating assets and liabilities		(728,494)

Total adjustments		6,359,314

Net cash provided by operating activities		12,522,322

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(14,679,007)
Initial cash from subsidiaries acquired		352,276
Investment in subsidiaries and affiliates		(10,336,068)
Other assets		(1,921,005)

Net cash used in investing activities		(26,583,804)

Cash flows from financing activities:
Proceeds from new loans		6,079,868
Repayment of loans		(3,771,268)
Capitalized interest		(113,153)
Cash dividends paid to non-controlling interest		(27,403)
Increase in parent investment		19,990,005

Net cash provided by financing activities		22,158,049

Effect of inflation accounting on cash and cash equivalents		3,178,444
Net increase in cash and cash equivalents		11,275,011
Cash and cash equivalents at beginning of year		5,992,792

Cash and cash equivalents at end of year	P.	17,267,803

Supplemental disclosure of cash flow information:	2007
Income taxes paid	P.	1,385,028
Interest paid		3,194,300
Employee profit sharing paid		51,733

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Noncash transactions related to investment in plant, property and equipment and intangible assets as of December 31, 2009, 2008 and 2007 were P. 6,119,886, P. 281,181 and P. 200,067, respectively.

Capitalized interest:

Under U.S. GAAP, financing cost incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of capitalized financing cost for U.S. GAAP purposes was determined by applying the weighted-average rate of interest.

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize financing cost in its Mexican FRS financial statements. Starting January 1, 2007, although Telmex Internacional adopted the policy of capitalizing financing costs on assets under construction started on or after January 1, 2007, as a result of adopting Mexican FRS D-6, it did not capitalize any financing cost since it has not had significant qualifying assets with prolonged acquisition periods. The reconciling items for 2009, 2008 and 2007 show the capitalized interest and the related depreciation, as required under U.S. GAAP.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 2i and Note 2j, through December 31, 2007, the re-expression of inventories and plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 10,419,221 in 2009 (P. 8,935,167 in 2008), and the depreciation expense for 2009 increased by P. 1,255,506 (P. 1,468,915 and P. 1,674,019 in 2008 and 2007, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 2s, under Mexican FRS, deferred income tax is determined on all differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is substantially in conformity with ASC 740, Income Taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP is determined following the guidelines of ASC 740, Income Taxes; however, through December 31, 2007, under Mexican FRS the deferred consequences of employee profit sharing were determined only on temporary differences considered non-recurring with a known turnaround time. The reconciliation between Mexican FRS and U.S. GAAP in 2007 does not include deferred employee profit sharing as related amounts are not significant.

Under Mexican FRS employee profit sharing is presented as other (expenses), net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2p, under Mexican FRS the Company began recognizing deferred employee profit sharing, using the asset and liability method, beginning January 1, 2008. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is consistent with ASC 740 Income Taxes.

In accordance with Mexican FRS D-4 effective as of January 1, 2008, Telmex Internacional recognized deferred taxes on the cumulative effect of translation of foreign entities, which for the year ended December 31, 2009 was a decrease in stockholders’ equity of P. 5,756,724. However, under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

The differences in the recognition of deferred income tax between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2007	P.	(453,141)
2008		(2,013,208)
2009		(166,504)

The effect of deferred income tax on the difference between the indexed cost and the specific indexation factor valuation of plant, property and equipment and inventories, primarily for operation of the telephone plant, is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2009 and 2008 that decreased stockholders’ equity were P. (3,499,067) and P. (2,852,202), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to stockholders’ equity as a result of this effect from 2007 through 2009 are the following:

2007	P.	(651,267)
2008		471,331
2009		(646,865)

In 2007, monetary gains of P. 267,411 on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to stockholders’ equity, as part of the change of the year.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Deferred taxes from our foreign operations under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009		2008
Deferred tax assets:
Tax loss carryforwards	P.	6,123,064	P.	6,144,768
Accrued liabilities		3,131,920		1,255,264
Allowance and other reserves		1,415,042		1,146,298
Other		6,043		—
Valuation allowance on tax loss carryforwards and other assets		(5,081,775)		(4,070,496)

		5,594,294		4,475,834

Deferred tax liabilities:
Plant, property and equipment		(4,710,361)		(2,617,905)
Licenses		(130,819)		(462,133)
Other		—		(190,800)

		(4,841,180)		(3,270,838)

Deferred tax asset, net	P.	753,114	P.	1,204,996

For Mexican FRS purposes, as discussed earlier in Note 16, the net deferred income tax assets recognized for the foreign operations amounted to P. 6,098,449 and P. 5,703,932 at December 31, 2009 and 2008, respectively.

Deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009		2008
Deferred tax assets:
Advance billings	P.	418,716	P.	718,471
Allowance for doubtful accounts		43,886		29,174
Plant, property and equipment		7,818		—
Tax loss carryforwards		159,380		—
Accrued liabilities		31,948		6,883

		661,748		754,528

Deferred tax liabilities:
Deferred assets		(15,826)		(22,598)
Deferred tax liabilities		(23,871)		(6,915)
Plant, property and equipment		—		(1,410)

		(39,697)		(30,923)

Deferred tax assets, net	P.	622,051	P.	723,605

Total consolidated deferred tax asset, net	P.	1,375,165	P.	1,928,601

For Mexican FRS purposes, as discussed in Note 16, the net deferred income tax liability recognized for the Mexican operations amounted to P. 7,295,658 and P. 1,572,557 at December 31, 2009 and 2008, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under U.S. GAAP, deferred tax assets and liabilities are classified as current or non-current, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, is classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS, deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxing authority.

Employee benefit obligation:

Brazil – Defined Contribution Plan as of December 31, 2009 and 2008 is as follows:

	2009		2008
Unfunded liability (*):
Beginning balance	P.	477,763	P.	605,961
Plus – adjustments for percentage yield on plan assets		70,735		48,186
Less – gain on long and short term investments		(92,019)		—
Less – payments during the year		(120,695)		(142,862)
Effect of translation		99,389		(33,522)

Ending balance	P.	435,173	P.	477,763

Total expense:
Matching contribution plus risk benefits	P.	120,908	P.	117,042

(*)	The unfunded liability represents Embratel’s obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits totaled P. 12,309,992 and P. 9,300,795 at December 31, 2009 and 2008, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds are primarily invested in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	89% in fixed income

•	7% in stocks

•	3% in real estate

•	1% in beneficiary loans

•	seek the duration and convexity matching between its assets and liabilities

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The actual allocations for the pension assets as of December 31, 2009 and 2008 are as follows:

	2009
	Defined benefit plan	Medical plan	Total
Fixed income	89%	100%	89%
Stocks	7%	0%	7%
Real estate	3%	0%	3%
Beneficiary loans	1%	0%	1%

Total	100%	100%	100%

	2008
	Defined benefit plan	Medical plan	Total
Fixed income	81%	100%	81%
Stocks	14%	0%	14%
Real estate	4%	0%	4%
Beneficiary loans	1%	0%	1%

Total	100%	100%	100%

The table below presents the fair value hierarchy of the plan assets as of December 31, 2009.

The assumed Medical Plan cost trend rates, are as follows:

	December 31,
	2009	2008
Current trend rate	12%	12%
Ultimate trend rate	6%	6%
Year of ultimate trend rate	2022	2021

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3		Total
Fixed income	P.	10,911,258				P.	10,911,258
Stocks		896,813					896,813
Real estate				P.	401,044		401,044
Beneficiary loans					100,877		100,877

Established fund	P.	11,808,071		P.	501,921	P.	12,309,992

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan		Medical plan		Total per year
2010	P.	668,034	P.	123,021	P.	791,055
2011		691,276		139,699		830,975
2012		714,344		157,779		872,123
2013		736,635		177,052		913,687
2014		759,587		197,496		957,083
2015 to 2019		4,122,745		1,319,628		5,442,373

Total	P.	7,692,621	P.	2,114,675	P.	9,807,296

ASC 715 Compensation – Retirement Benefits:

ASC 715 Compensation – Retirement Benefits, (ASC 715) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements were effective for fiscal years ending after December 15, 2006.

The components of the plan’s funded status reflected in the consolidated statements of financial position as of December 31, 2009 and 2008 are as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Projected benefit obligation	P.	(9,385,959)	P.	(3,173,777)	P.	(7,598,503)	P.	(2,365,848)
Fair value of plan assets		12,301,967		8,025		9,172,387		128,408

Over (under) funded status	P.	2,916,008	P.	(3,165,752)	P.	1,573,884	P.	(2,237,440)

Amounts recognized in other accumulated other comprehensive income consist of the following:

	2009				2008
	DBP		MAP		DBP		MAP
Unrecognized actuarial (gain) loss	P.	(2,337,854)	P.	288,672	P.	(1,376,017)	P.	248,417

Total	P.	(2,337,854)	P.	288,672	P.	(1,376,017)	P.	248,417

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Through December 31, 2007, for MFRS reporting purposes, labor obligations were accounted for under rules similar to ASC 715 prior to its amendment by SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006, which requires companies to recognize changes in the funded status (benefit obligation less fair value of plan assets) in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. Under Mexican FRS, such items are being amortized over the estimated average remaining working lifetime of the Company’s employees.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 2c. These effects were taken into consideration in the preparation of the U.S. GAAP reconciliations of net income and stockholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Mexican Pesos at December 31, 2007, using a weighted-average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and related depreciation expense, previously mentioned in this Note.

Business combinations:

Business combinations achieved in stages (step acquisitions):

Under Mexican FRS, business acquisitions are recorded using the acquisition method. The acquisition method requires the determination of the fair value of net assets acquired and the allocation of the acquisition cost to the estimated fair value of the net assets acquired. Non-controlling interest is measured based on its proportionate share of the fair value of the net assets of the acquired entity.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (codified primarily in ASC 805, Business Combinations), which replaced SFAS No. 141, Business Combinations. The changes effected by the new standard include accounting for business combinations achieved in stages (step acquisitions). Under the new standard, it requires that identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree be recognized and measured at fair value as of the acquisition date, which is the date an acquirer takes control and begins to consolidate an acquiree. The Company adopted the revised ASC 805 as of January 1, 2009. However, the provisions of ASC 805 are applied prospectively. Thus, business combinations with an acquisition date before January 1, 2009, which were accounted for in accordance with the provisions of SFAS No. 141, have not been modified as a result of adoption of ASC 805. The adoption of this accounting pronouncement did not have any impact on the Company’s financial position or results of operations.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under the prior accounting method in accordance with SFAS 141, it required a step-acquisition model under which the fair value of net assets acquired were recorded only with respect to the percentage acquired in each step acquisition. Non-controlling interest is recorded based on the carrying value of the entity acquired; consequently, the non-controlling interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the acquisition method under Mexican FRS and the step-acquistion model under the prior standard in U.S. GAAP creates reconciling adjustments principally on the following:

Difference on the measurement of fair value for Mexican FRS and U.S. GAAP

a) Under Mexican FRS, assets acquired and liabilities assumed and their corresponding effect on depreciation and amortization in income are recognized at their full estimated fair values as of the date control is obtained. Under U.S. GAAP the estimated fair value of assets acquired and liabilities assumed was measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

In the Company’s case, step-acquisitions under U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R) as of January 1, 2009, imply the determination of fair values using step-acquisition model at each acquisition date, which differs from the fair value used under Mexican FRS. As a result it created a reconciling item for the effects on income of the depreciation of plant, property and equipment, amortization of intangible assets and interest expense. The change in fair value of the percentage acquired at each acquisition date implies the reclassification between stockholders’ equity recognized under Mexican FRS and the fair value of the net assets acquired.

b) Under Mexican FRS, non-controlling interests are recorded at their estimated fair value at the date of acquisition, whereas under U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R), it was based on the historical carrying values of the acquired entity. This difference in the measurement of non-controlling interest affects the values assigned to plant, property and equipment, intangible assets, goodwill, debt and non-controlling interest on the balance sheet and the related depreciation and amortization, interest expense and non-controlling interest on the income statement.

Excess of fair value of acquired net assets over cost treated as equity transaction under Mexican FRS in a series of acquisitions.

Mexican FRS requires that acquisitions of non-controlling interests be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under the prior step-acquisition model of U.S. GAAP, any difference between the acquisition cost paid and the fair value of the net assets acquired at each acquisition date was treated as goodwill.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

In summary, due to the differences mentioned above, the reconciliations between net income and stockholders’ equity include the following adjustments:

In order to recognize the differences between the full fair value utilized for Mexican FRS and the fair value at each acquisition date for U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R), and between the full fair value utilized for Mexican FRS and the carrying value for non-controlling interest under U.S. GAAP, the reconciliation of stockholders’ equity for 2009 and 2008 includes a decrease of P. (661,492) and P. (356,814), respectively, for accumulated depreciation and amortization. For the years ended December 31, 2009, 2008 and 2007, the impact on the reconciliation of net income to recognize the difference in depreciation and amortization expense is P. (205,352), P. (79,670) and P. 82,780, respectively.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes decreases of P. (65,324) and P. (50,458) respectively, to recognize the difference on the carrying value of fixed assets attributable to the non-controlling interest and its related fair value as recognized under Mexican FRS. For the years ended December 31, 2009, 2008 and 2007, the net income reconciliation includes P. (16,331), P. (12,615) and P. (13,362), respectively, related to the difference in depreciation and amortization on the carrying values of the non-controlling interest and its related fair value under Mexican FRS.

As result of the acquisitions of Embrapar’s non-controlling shares in 2005, 2006 and 2007, the Company has determined an excess of fair value of acquired net assets over cost at each acquisition transaction date, which according to Mexican FRS were treated as an equity transaction (equity increase) since they were acquisitions of a non-controlling interest; whereas for U.S. GAAP purposes the acquisitions of non-controlling interest are treated as step acquisitions giving rise to negative goodwill that have been accounted for as a reduction of non-current assets.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes P. (4,951,724) related to the reversal of the equity increase recognized under Mexican FRS for the acquisition of Embrapar’s non-controlling shares, and P. 4,530,885 and P. 3,840,520, respectively, to recognize the effect on accumulated depreciation and amortization due to the reduction of non-current assets under U.S. GAAP derived from the negative goodwill. For the years ended December 31 2009, 2008 and 2007, the reconciliation of net income includes P.690,365, P. 1,092,398 and P. 1,092,398, respectively, to recognize the effect of negative goodwill on depreciation and amortization expense under US GAAP.

In addition, gains or losses on dilution of investment in affiliate under Mexican FRS have been included in retained earnings, whereas under U.S. GAAP these gains were included in other capital contributions.

Excess of cost over the fair value of acquired net assets

In 2005, the Company acquired the remaining equity interest of a subsidiary. This transaction resulted in an excess of cost over the carrying value of net assets acquired, which was recognized as an equity transaction as required by Mexican FRS for acquisitions of non-controlling interest. As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes a credit of P. 296,601 due to the reversal of the decrease to equity recognized under Mexican FRS.

Impairment on Goodwill

Under Mexican FRS, an impairment loss on goodwill must be recognized if its carrying value exceeds its recoverable value, which is the greater of its net selling price, if it can be obtained, and its value in use.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The value in use can be determined through valuation techniques or, in a more practical manner, through its perpetuity value. Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the Company must determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, the Company must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

For US GAAP purposes the impairment test on goodwill requires a two-step process to identify and quantify the amount of impairment loss to be recognized. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and should be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole.

The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. When quoted market prices are not available, the fair value can be estimated using the best information that is available. US GAAP allows the use of present value techniques, and if used, the estimates of future cash flows used shall be consistent with the objective of measuring fair value.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes P. 305,304 to recognize the effect of the reversal of an impairment loss on goodwill recognized in the previous periods for Mexican FRS. In the determination of fair values, Telmex Internacional used the perpetuity values for Mexican FRS and the discounted cash flows technique for US GAAP purposes. Both techniques give different measurements and results, which in Telmex Internacional’s case, gave rise to an impairment charge under Mexican FRS for goodwill recognized for the acquisitions in Chile, whereas for US GAAP purposes no impairment charge was determined. Therefore, the reconciliations between Mexican FRS and US GAAP show the reversal of P. 305,304 impairment loss recognized under Mexican FRS in 2006.

Goodwill translation

Through December 31, 2008, for Mexican FRS purposes, the goodwill related to the foreign subsidiaries was recorded at the parent level and maintained in the parent’s functional currency. Under U.S. GAAP, the goodwill was “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Goodwill effect of change in valuation allowance of deferred income tax assets

For Mexican FRS purposes, a change in the valuation allowance of deferred income tax assets after the end of the purchase price allocation period that was originally recorded in a business combination using the purchase method is included in the determination of net income in the period in which the adjustment is determined, whereas for US GAAP prior to adoption of ASC 805, as modified by SFAS 141(R), the adjustment was recorded as reduction of the goodwill determined in the business combination. In 2009 and 2008 the related adjustment of P. 2,158,090 and P. 1,666,954, respectively, was included in the reconciliation of stockholders’ equity as of December 31, 2009 and 2008, and resulted in a decrease to goodwill and an increase in income tax expense of P. 1,666,954 in 2008.

Exchange of long-lived assets between entities under common control:

Mexican FRS requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred being treated as a capital transaction. For U.S. GAAP, the exchange of assets between entities under common control is accounted for at the lower of fair value or the carrying amount of the assets transferred. As of December 31, 2009 and 2008, the U.S. GAAP condensed balance sheets, include an increase in non-controlling interest of P. 1,170,300 and a decrease in stockholders’ equity for the same amount, related to the exchange of Telmex do Brasil and Net shares between Embrapar and Telmex Internacional which resulted in an increase in Telmex Internacional’s participation in Embrapar in October 2005.

Equity method in net income of affiliate:

For Mexican FRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was based on its net income after its conversion to Mexican FRS (see Note 2a), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income reconciled to U.S. GAAP. The differences in 2009, 2008 and 2007 of (P. 37,711) , P. 117,500 and P. 28,655, respectively, shown in the net income reconciliation represent the equity method in the differences applicable in Net, between Mexican FRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, as previously described.

Condensed Balance Sheets as of December 31, 2009 and 2008, and Income Statements for the three years in the period ended December 31, 2009, 2008 and 2007 of Net Serviços de Comunicação S.A. under Mexican FRS are as follows:

Condensed Balance Sheets

	December 31,
	2009		2008
Assets
Current assets	P.	17,007,418	P.	10,910,362
Non-current assets		38,397,310		24,069,603

Total assets	P.	55,404,728	P.	34,979,965

Liabilities and Stockholders’ equity
Current liabilities	P.	7,548,164	P.	4,996,090
Non-current liabilities		21,509,806		13,934,103

Total liabilities		29,057,970		18,930,193
Stockholders’ equity		26,346,758		16,049,772

Total liabilities and stockholders’ equity	P.	55,404,728	P.	34,979,965

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Condensed Income Statements

	Year ended
	2009		2008		2007
Operating revenues	P.	28,810,704	P.	20,831,191	P.	12,924,219
Operating costs and expenses		(24,788,693)		(18,030,916)		(10,495,050)

Operating income		4,022,011		2,800,275		2,429,169

Net income	P.	4,622,785	P.	284,453	P.	1,709,953

Transaction between entities under common control:

In 2008, Telmex provided the Company access to its customer database for use in its yellow pages directories for a payment of P. 452,160. Since both entities are subsidiaries of Carso Global Telecom, this transaction was considered a transaction between entities under common control and was recognized as a charge to retained earnings for US GAAP purposes net of a tax benefit of P. 126,605. However, under Mexican FRS, the transaction was considered as an acquisition of a definite-lived intangible asset, which is being amortized over an eight-year period. Therefore, an adjustment of P. 369,735 in 2009 and P. 426,255 in 2008 was included in the US GAAP reconciliation which represents the excess over Telmex’s carrying value as of December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008, the Company reversed the amortization expense related to the intangible asset of Ps. 56,520 and P. 25,905, respectively recorded under Mexican FRS and included an adjustment in net income of the US GAAP reconciliation.

Offsetting of assets and liabilities:

Under Mexican FRS, in the case of the existence of accounts receivable and accounts payable balances to the same person or entity, such balances, when applicable, a Company may offset for purposes of its presentation in the balance sheet. Accordingly, the net amount may be presented as either an asset or liability, while for U.S. GAAP purposes the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. As of December 31, 2009 for U.S. GAAP the balance sheet includes an account receivable from Net of P. 6,372 million and an account payable to Net of P. 6,551 million, while for Mexican FRS these balances were presented net in the balance sheet.

Other income (expenses):

Under Mexican FRS current and deferred employee profit sharing are presented as other income (expense), net; whereas under US GAAP they are presented in operating expenses. For the years ended December 31, 2009, 2008 and 2007, the amounts reclassified for this item amounted to (P. 44,854), (P. 55,734) and (P. 62,279), respectively.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of ASC 740, Income Taxes, with respect to the accounting for uncertainty in income taxes for U.S. GAAP purposes as of January 1, 2007.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time management determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) management presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in the Company’s income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of the provisions with respect to the accounting for uncertainty in income taxes in ASC 740, Income Taxes, as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years. As of December 31, 2009 and 2008, there are no uncertain tax positions that are not more likely than not to be sustained.

ASC 605, Revenue Recognition:

The Company presents taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes on a net basis in operating revenues.

Fair value measurements:

On January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, these requirements became effective on January 1, 2009. The adoption of ASC 820 did not have a significant impact on the Company’s consolidated financial statements.

Accounting principles generally accepted in United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quote prices in active markets for identical assets or liabilities.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

•

Level 2 – Observable inputs other than quoted priced included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, bid prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In accordance with U.S. G.A.A.P., certain assets and liabilities are required to be recorded at fair value on a recurring basis. For the Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are the debt and the derivative financial instruments.

The following tables summarize those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurement
	Level 1		Level 2		Level 3		Total
Liabilities
Derivative financial instruments	P.	—	P.	1,094,222	P.	—	P.	1,094,222
Debt	P.	5,000,000	P.	28,338,329	P.	—	P.	33,338,329

The following table provides a summary of significant assets and liabilities at December 31, 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1		Level 2		Level 3		Total
Assets
Derivative financial instruments	P.	—	P.	1,025,013	P.	—	P.	1,025,013
Liabilities
Debt	P.	5,500,000	P.	19,953,276	P.	—	P.	25,453,276

In accordance with ASC 825, Financial Instruments, under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on estimated borrowing rates that the Company would be offered for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2. The Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes, which are considered Level 1. As of December 31, 2009, the carrying value of total debt is P. 33,977,700 (P. 25,622,268 at December 31, 2008) and the fair value is P. 33,338,329 (P. 25,453,276 at December 31, 2008).

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, there were no changes in carrying value as a result of impairment charges.

Short-term debt:

The Company’s short-term debt at December 31, 2009 and 2008 is P. 6,806,126, and P. 11,016,031, represented principally by domestic senior notes in 2009.

Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2009, 2008 and 2007, advertising expense aggregated to P. 1,546,244, P. 1,520,582 and P. 1,185,779, respectively.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (ASC) became the sole source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC did not change U.S. GAAP, but rather combined the sources of U.S. GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company.

ASC 605-25, Multiple-Element Arrangements

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC 605-25, which originated primarily from EITF 00-21, also titled Revenue Arrangements with Multiple Deliverables. EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ASC 350, Intangibles—Goodwill & Other

In November 2008, the FASB ratified ASC 350, Intangibles—Goodwill & Other. ASC 350 requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. Also in April 2008, the FASB issued and update to this ASC, that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and expanded disclosure related to the determination of intangible asset useful lives is required, effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 810, Consolidation

In December 2007, the FASB issued ASC 810, Consolidation, as amended by SFAS 160. This ASC establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Stockholders’ Equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	P.	4,307,931	P.	(4,307,931)	P.	—
Stockholders’ equity		81,529,277		4,307,931		85,837,208
Net income		3,328,579		(51,743)		3,276,836

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	P.	4,790,947	P.	(4,790,947)	P.	—
Stockholders’ equity		86,771,564		4,790,947		91,562,511
Net income		5,739,051		423,957		6,163,008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ASC 815, Derivatives and Hedging

In March 2008, the FASB issued ASC 815, Derivatives and Hedging, as amended by SFAS 161. This ASC requires enhanced disclosures about an entity’s derivative and hedging activities. Under ASC 815, as amended by SFAS 161, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective beginning January 1, 2009 and encourages comparative disclosures for earlier periods at initial adoption. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 715, Compensation – Retirement Benefits

In December 2008, the FASB issued ASC 715, Compensation – Retirement Benefits. This ASC requires plan sponsors to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820. These new disclosures are required for fiscal years ending after December 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 855, Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. The adoption of this new guidance had no impact on the Company.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Net income as reported under Mexican FRS	P.	9,562,888	P.	5,630,928	P.	7,013,678

U.S. GAAP adjustments:
Capitalized interest on net financing cost		—		22,252		113,153
Reversal of amortization of intangible asset acquired in transaction between entities under common control		56,520		25,905
Depreciation of capitalized interest		(41,848)		(37,739)		(26,863)
Deferred income tax under U.S. GAAP included in this reconciliation		(166,504)		(346,254)		(453,141)
Goodwill effect of change in valuation allowance of deferred income tax asset		—		(1,666,954)		—
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,255,506)		(1,468,915)		(1,674,019)
Equity interest in net income of affiliate		(37,711)		117,500		28,655
Negative goodwill effect on depreciation and amortization		690,365		1,092,398		1,092,398
Difference between the measurement of depreciation and amortization expense due to step acquisitions		(205,352)		(79,670)		82,780
Difference between the carrying value and fair value of non-controlling interest		(16,331)		(12,615)		(13,361)
Effects of inflation accounting on U.S. GAAP adjustments		—		—		(272)

Total U.S. GAAP adjustments		(976,367)		(2,354,092)		(850,670)

Net income under U.S. GAAP	P.	8,586,521	P.	3,276,836	P.	6,163,008

Distribution of net income:
Majority interest		8,312,253		3,328,579		5,739,051
Non-controlling interest		274,268		(51,743)		423,957

		8,586,521		3,276,836		6,163,008

Weighted average outstanding shares (millions)		18,157		18,596		19,766
Earnings per share under U.S. GAAP (in pesos)	P.	0.46	P.	0.18	P.	0.29

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009	2008 Retrospectively Adjusted
Total stockholders’ equity under Mexican FRS	P.99,484,972	P.80,125,250
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest on net financing cost	604,531	468,205
Accumulated depreciation of capitalized interest or net financing cost	(139,803)	(77,791)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation	(1,862,094)	(1,527,383)
Transaction between entities under common control	(369,735)	(426,255)
Deferred income tax on effect of translation of foreign subsidiaries	7,933,535	2,176,811
Goodwill effect of change in valuation allowance of deferred income tax asset	(2,158,090)	(1,666,954)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of inventories and plant, property and equipment	(3,499,067)	(2,852,202)
Difference between the re-expression of inventories and plant, property and equipment based on specific indexation factors and on the basis of the NCPI	10,419,221	8,935,167
Labor obligations (ASC 715)	2,014,362	1,065,281
Equity investment in affiliated company	65,849	86,600
Reversal of goodwill impairment	305,304	305,304
Goodwill translation	—	447,050
Reversal of capital gain due to negative goodwill	(4,951,724)	(4,951,724)
Negative goodwill effect on depreciation and amortization	4,530,885	3,840,520
Difference between the measurement of accumulated depreciation and amortization due to step acquisitions	(661,492)	(356,814)
Reversal of capital loss for acquisition of non-controlling interest	296,601	296,601
Difference between the carrying value and fair value of non-controlling interest	(65,324)	(50,458)

Total U.S. GAAP adjustments net	12,462,959	5,711,958

Total stockholders’ equity under U.S. GAAP	P.111,947,931	P.85,837,208

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2009, 2008 and 2007, prepared under U.S. GAAP, including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2009	2008	2007
Operating revenues	P.92,540,086	P.76,004,741	P.67,760,171
Operating costs and expenses	82,313,044	67,716,273	58,172,227

Operating income	10,227,042	8,288,468	9,587,944
Other expenses, net	(3,119)	(46,700)	(180,413)
Financing income (cost), net	1,099,908	(2,000,410)	(22,348)
Equity interest in net income of affiliates	1,851,675	308,019	717,729

Income before income tax	13,175,506	6,549,377	10,102,912
Income tax	4,588,985	3,272,541	3,939,904

Net income	P.8,586,521	P.3,276,836	P.6,163,008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The following table presents consolidated condensed balance sheets at December 31, 2009 and 2008, prepared under U.S. GAAP, including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2009		2008 Retrospectively adjusted
Assets
Current assets	P.	49,580,079	P.	37,705,009
Plant, property and equipment, net		88,448,843		65,349,309
Goodwill, net		12,843,296		10,220,378
Equity investments		16,832,412		11,448,654
Other non-current assets		19,135,878		10,417,161

Total assets	P.	186,840,508	P.	135,140,511

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	12,667,266	P.	14,727,645
Other current liabilities		37,135,907		21,908,084

Total current liabilities		49,803,173		36,635,729

Long-term debt		20,676,654		10,411,056
Employee benefits		764,231		1,226,744
Deferred taxes		3,648,519		1,029,774

Total liabilities		74,892,577		49,303,303

Stockholders’ equity		106,096,325		81,529,277
Non-controlling interest		5,851,606		4,307,931

Total Stockholders’ equity		111,947,931		85,837,208

Total liabilities and stockholders’ equity	P.	186,840,508	P.	135,140,511

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Total
Balances at December 31, 2006	P.	51,956,347
Increase in parent investment		19,990,005
Cash dividend paid to non-controlling interest in subsidiary		(122,763)
Acquisition of non-controlling interest		(388,348)
Gain on dilution of investment in affiliate		1,840,815
Comprehensive income:
Net income of the year		6,163,008
Other comprehensive income items:
Effect of translation of foreign entities		11,268,001
Effect of labor obligations, net of deferred taxes		855,446

Balances at December 31, 2007		91,562,511
Dividend declared		(2,786,482)
Repurchase of Company’s own shares in cash		(4,245,302)
Cash dividend paid to non-controlling interest in subsidiary		(195,208)
Related parties transactions		(325,555)
Comprehensive income:
Net income of the year		3,276,836
Other comprehensive income items:
Deferred taxes allocated to equity		471,331
Effect of translation of foreign entities		(1,716,016)
Effect of ASC 715, net of deferred taxes		(204,907)

Balances at December 31, 2008		85,837,208
Dividend declared		(3,098,073)
Repurchase of Company’s own shares in cash		(2,489,900)
Cash dividend paid to non-controlling interest in subsidiary		(52,291)
Transactions between entities under common control and acquisition of non-controlling interest		(224,627)
Comprehensive income:
Net income of the year		8,586,521
Other comprehensive income items:
Deferred taxes allocated to equity		193,473
Effect of translation of foreign entities		22,242,210
Effect of ASC 715, net of deferred taxes		953,410

Balances at December 31, 2009	P.	111,947,931

	2009		2008		2007
Comprehensive income for the year	P.	31,975,614	P.	1,827,244	P.	18,286,455